EXECUTION COPY

PURCHASE AND SALE AGREEMENT

by and between

THE HOME DEPOT, INC.,

THD HOLDINGS, LLC,

HOME DEPOT INTERNATIONAL, INC.

HOMER TLC, INC.

and

PRO ACQUISITION CORPORATION

__________________

Dated as of June 19, 2007

4.6	Solvency	26
4.7	Acquisition of Shares for Investment	26
4.7	Inspections; Limitation of Parent’s Warranties	26

ARTICLE V COVENANTS

5.1	Access to Books and Records	27
5.2	Confidentiality	28
5.3	Efforts	28
5.4	Conduct of Business	33
5.5	Consents	35
5.6	Public Announcements	35
5.7	Intercompany Accounts	36
5.8	Termination of Intercompany Arrangements	36
5.9	Guarantees; Commitments	36
5.10	Litigation Support	37
5.11	Transfer of Intellectual Property Rights	37
5.12	Ancillary Agreements	38
5.13	Debt	38
5.14	No Shop	39
5.15	Non-Compete; Non-Solicit	39
5.16	Non-Solicit; No Hire	39
5.17	Separation of Data	40
5.18	Use of Names and Marks	40

ARTICLE VI EMPLOYEE MATTERS COVENANTS

6.1	Employees and Compensation	40
6.2	Welfare Benefits Plans	42
6.3	Qualified Retirement Plans	44
6.4	Miscellaneous Employee Issues	44

ARTICLE VII TAX MATTERS

7.1	Tax Indemnity by Parent	45
7.2	Tax Indemnity by Purchaser	45
7.3	Taxable Year	46
7.4	Filing Responsibility	46
7.5	Refunds, Credits and Carrybacks	47
7.6	Tax Contests	48
7.7	Parent Consolidated, Combined and Unitary Returns	48
7.8	Cooperation and Exchange of Information	49
7.9	Tax Sharing Agreements	49
7.10	Parent Covenants	50
7.11	Survival: State Tax Reurns	50
7.12	Tax Treatment of Payments	50
7.13	Section 338 Elections	50

-ii-

7.14	Transfer Taxes	50
7.15	Purchaser Covenant	51
7.16	Allocations	51
7.17	Successors	51

ARTICLE VIII CONDITIONS TO OBLIGATIONS TO CLOSE

8.1	Conditions to Obligation of Each Party to Close	52
8.2	Conditions to Purchaser’s Obligation to Close	52
8.3	Conditions to Parent’s and the Sellers’ Obligation to Close	53

ARTICLE IX TERMINATION

9.1	Termination	53
9.2	Notice of Termination	54
9.3	Effect of Termination	54

ARTICLE X INDEMNIFICATION

10.1	Indemnification by Purchaser	55
10.2	Indemnification by Parent	55
10.3	Third-Party Claims	56
10.4	Insurance	56

ARTICLE XI GENERAL PROVISIONS

11.1	No Survival of Representations, Warranties, Covenants and
	Agreements	57
11.2	Interpretation; Absence of Presumption	57
11.3	Headings; Definitions	58
11.4	Governing Law; Jurisdiction and Forum; Waiver of Jury Trial	58
11.5	Entire Agreement; No Third Party Beneficiaries	59
11.6	Expenses	59
11.7	Notices	59
11.8	Successors and Assigns	60
11.9	Amendments and Waivers	60
11.10	Severability	60
11.11	Specific Performance	61
11.12	No Admission	61
11.13	Counterparts	61

-iii-

Exhibits
Exhibit A	Form of Transition Services Agreement
Exhibit B	Form of Employee Benefits Transition Agreement
Exhibit C	Form of Distribution Services Strategic Purchase Agreement
Exhibit D	Form of Private Label Products License Agreement
Exhibit E	Form of Limited Guarantee

Schedules
Applicable Amount Schedule
Parent Disclosure Schedule
Purchaser Disclosure Schedule

-iv-

PURCHASE AND SALE AGREEMENT

     This PURCHASE AND SALE AGREEMENT (this “Agreement”), dated as of June 19, 2007, is by and between The Home Depot, Inc., a Delaware corporation (“Parent”), THD Holdings, LLC, a Delaware limited liability company wholly owned by Parent, The Home Depot International, Inc., a Delaware corporation wholly owned by Parent (THD Holdings, LLC and Home Depot International, Inc., collectively, the “Sellers”), Homer TLC, Inc, a Delaware corporation wholly owned by Parent (the “IP Seller”), and Pro Acquisition Corporation, a Delaware corporation (“Purchaser”).

RECITALS

     WHEREAS, THD Holdings, LLC holds all of the capital stock of HD Supply, Inc., and Home Depot International, Inc. holds all of the capital stock of CND Holdings, Inc. (each of HD Supply, Inc. and CND Holdings, Inc. being referred to herein as a “Transferred Company”, and together, as the “Transferred Companies”);

     WHEREAS, the Sellers desire to sell and transfer, and Purchaser desires to purchase, all of the capital stock of the Transferred Companies (the “Shares”) and the IP Seller desires to sell and transfer, and Purchaser desires to purchase, certain intellectual property rights, for the consideration set forth below, subject to the terms and conditions of this Agreement; and

     WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Agreement.

     NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS; INTERPRETATION

     1.1 Defined Terms. For the purposes of this Agreement, the following terms shall have the following meanings:

     “Action” shall mean any action, suit, arbitration, litigation, proceeding, investigation, complaint or governmental investigation.

     “Applicable Amount” means the excess of Current Assets over Current Liabilities. As used in this definition, “Current Assets” means the sum of accounts receivable, inventories and other current assets, in each case determined in accordance with GAAP using accounting policies and procedures consistent with those applied in the preparation of the Applicable Amount Schedule, excluding cash and cash equivalents, deferred Tax assets, Tax refunds and credits to which Parent is entitled under this Agreement, and inter-company receivables, and “Current Liabilities” means the sum of accounts payable (excluding reclassified outstanding checks), accrued compensation and benefits, other accrued expenses and current installments of capital lease obligations, in each case determined in accordance with GAAP applying accounting policies and procedures consistent with those applied in the preparation of the Applicable Amount Schedule, excluding deferred tax liabilities, Parent Taxes, Transfer Taxes, and inter-company payables but, in the case of the Preliminary Closing Statement and the Closing Statement only, including reclassified outstanding checks as a separate line item. For purposes of determining the Applicable Amount, all Tax assets and Tax liabilities relating to the Coop or any dividend from the Coop shall be disregarded except that if the Closing occurs on or after September 15, 2007, Current Liabilities shall include any unpaid Taxes (other than Parent Taxes) resulting from the 2006 Coop Dividend.

     “Applicable Amount Schedule” means the Schedule of the Applicable Amount as of April 28, 2007 derived from the Interim Financial Statements and attached hereto and prepared in accordance with GAAP using accounting policies and procedures consistent with those utilized in the preparation of the Financial Statements.

     “Affiliate” shall mean, with respect to any Person, any other Person that directly, or through one or more intermediaries, controls or is controlled by or is under common control with such Person; provided that, from and after the Closing, (i) none of the Transferred Companies or their respective Subsidiaries shall be considered an Affiliate of Parent or Sellers or any of Parent’s or Sellers’ Affiliates and (ii) none of Parent or Sellers or any of Parent’s or Sellers’ Affiliates shall be considered an Affiliate of any Transferred Company or its Subsidiaries. For purposes of this Agreement, “control” shall mean, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise (and the terms “controlled by” and “under common control with” shall have correlative meanings).

     “Ancillary Agreements” shall mean the Transition Services Agreement in the form attached as Exhibit A, the Employee Benefits Transition Agreement in the form attached as Exhibit B, the Distribution Services Strategic Purchase Agreement in the form attached as Exhibit C, the Private Label Products License Agreement in the form attached as Exhibit D, and a royalty-free license agreement as necessary to support the Distribution Services Strategic Purchase Agreement that will be mutually agreed by the Parties prior to the Closing (the “License Agreement”).

     “Benefit Plan” shall mean any “employee benefit plan,” as defined in Section 3(3) of ERISA, profit-sharing, bonus, stock option, stock purchase, stock ownership, pension, retirement, severance, deferred compensation, excess benefit, supplemental unemployment, post-retirement medical or life insurance, welfare, incentive, sick leave, long-term disability, medical, hospitalization, life insurance, other insurance or employee benefit plan, policy or program (in each case, other than a Multiemployer Plan or an Employment Agreement) maintained or contributed to by Parent or its Subsidiaries for the benefit of any Transferred Company Employees or Former Transferred Company Employees with respect to service as an employee of any Transferred Company or its Subsidiaries.

     “Business” shall mean the business of the Transferred Companies and their respective Subsidiaries as conducted on the date hereof and as of the Closing Date.

     “Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which commercial banks in the City of New York, New York or Atlanta, Georgia are required or authorized by Law to be closed.

     “Business Intellectual Property” means all Intellectual Property Rights owned by a Transferred Company or its Subsidiaries.

     “Closing Statement” means a statement of the Applicable Amount as of the end of the Business Day immediately prior to the Closing and prepared in accordance with GAAP using accounting policies and procedures consistent with those utilized in the preparation of the Applicable Amount Schedule.

     “Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

     “Combined Tax Return” shall mean a Tax Return that includes at least one member of the Parent Group, on the one hand, and at least one Transferred Company or a Subsidiary of any Transferred Company, on the other hand (but not, for the absence of doubt, any Tax Return relating to a period, or portion thereof, prior to the direct or indirect acquisition of such Transferred Company or Subsidiary thereof by Parent).

     “Company Intellectual Property” means Business Intellectual Property, Transferred IP and Third Party IP.

     “Competition Act” shall mean the Competition Act (Canada) and the regulations thereto.

     “Confidentiality Agreements” shall mean (i) the confidentiality agreement, dated as of March 18, 2007, by and between Parent and Bain Capital Partners, LLC, (ii) the confidentiality agreement, dated as of March 18, 2007, by and between Parent and Carlyle Investment Management L.L.C. and (iii) the confidentiality agreement, dated as of March 18, 2007, by and between Parent and Clayton, Dubilier & Rice, Inc.

     “Contract” shall mean any written agreement, contract, obligation or undertaking.

     “Coop” shall mean HD Supply Support Services, Inc., a Delaware corporation.

     “Debt” means, with respect to any Person, (i) all obligations of such Person to third parties for borrowed money, (ii) all obligations of such Person to third parties evidenced by bonds, debentures, notes or similar instruments (including that certain promissory note issued by White Cap Construction Supply Inc. to Greenwald Industrial Products Co., Inc., in the original principal amount of $7 million), (iii) all obligations of such Person under any deferred purchase price arrangements, and (iv) the net liability under interest rate, currency or commodity derivatives or hedging transactions. Debt does not include (w) any indebtedness entered into in connection with the Closing; (x) any guarantees or arrangements having the economic effect of a guarantee; or (y) lease obligations of such Person required by GAAP to be capitalized on the books and records of such Person. For the avoidance of doubt, obligations of the Transferred Companies and their Subsidiaries to each other or to Parent or any of Parent's Affiliates shall not be considered Debt.

     “EBTA” means the Employee Benefits Transition Agreement referenced above as an Ancillary Agreement.

     “Employment Agreement” shall mean a Contract between Parent, any Transferred Company or any of their respective Subsidiaries, on the one hand, and any Transferred Company Employee or Former Transferred Company Employee, on the other hand, pursuant to which any Transferred Company has any actual or contingent liability or obligation to provide compensation and/or benefits in consideration for past, present or future services, but excluding any equity compensation agreement under the equity compensation plans of Parent and its Affiliates.

     “Environmental Laws” shall mean any Law relating to releases, discharges, emissions or disposals to air, water, land or groundwater of Hazardous Materials; to the use, handling, transport, release or disposal of polychlorinated biphenyls, asbestos or urea formaldehyde or any other Hazardous Material; to the treatment, storage, disposal, management or remediation of Hazardous Materials, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. 9601, et seq. (“CERCLA”), the Resource Conservation and Recovery Act, 42 U.S.C. 6901, et seq. (“RCRA”), the Toxic Substances Control Act, 15 U.S.C. 2601, et seq. (“TSCA”), the Occupational, Safety and Health Act, 29 U.S.C. 651, et seq., the Clean Air Act, 42 U.S.C. 7401, et seq., the Federal Water Pollution Control Act, 33 U.S.C. 1251, et seq., the Safe Drinking Water Act, 42 U.S.C. 300f, et seq., the Hazardous Materials Transportation Act, 49 U.S.C. 1802 et seq. (“HMTA”), and the Emergency Planning and Community Right to Know Act, 42 U.S.C. 11001 et seq. (“EPCRA”), and other comparable foreign, state and local laws and all rules, regulations and guidance documents promulgated pursuant thereto or published thereunder, as in effect on the closing date.

     “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

     “ERISA Affiliate” shall mean, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

     “Former Transferred Company Employee” shall mean an individual who is not a current employee of Parent and its Affiliates but who was, at any time before the Closing, employed by the businesses conducted by the Transferred Companies or their Subsidiaries or their predecessors.

     “GAAP” shall mean generally accepted accounting principles in the United States as in effect at the time the Financial Statements were prepared.

     “Governmental Entity” shall mean any court, tribunal, administrative agency, commission or other governmental authority, body or instrumentality, or any federal, state, local, domestic or foreign governmental or regulatory authority.

     “Hazardous Materials” shall mean each and every element, compound, chemical mixture, contaminant, pollutant, material, waste or other substance which is defined, determined or identified as or has the potential to be hazardous or toxic under Environmental Laws or the release of which is regulated under Environmental Laws. Without limiting the generality of the foregoing, the term includes: “hazardous substances” as defined in CERCLA; “extremely hazardous substances” as defined in EPCRA; “hazardous waste” as defined in RCRA; “hazardous materials” as defined in HMTA; “chemical substance or mixture” as defined in TSCA; crude oil, petroleum products or any fraction thereof; radioactive materials including source, byproduct or special nuclear materials; asbestos or asbestos-containing materials; chlorinated fluorocarbons; and radon.

     “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

     “Income Tax” shall mean any federal, state, local, or foreign Tax based upon or measured by net income (but not any gross income Tax and not any withholding Tax) together with any interest or penalties imposed with respect thereto.

     “Intellectual Property Right” shall mean any U.S., foreign or multinational intellectual property, including any trademark, service mark, trade name, mask work, domain name, patent, Trade Secret, Software, copyright (including any registrations or applications for registration of any of the foregoing) or any other type of intellectual property right arising under the Laws of any country or jurisdiction.

     “Law” shall mean any federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, code, Order, injunction, arbitration award, agency requirement, license or permit of any Governmental Entity.

     “Liens” shall mean all liens, pledges, mortgages, leases, charges, claims, security interests, purchase agreements, options, restrictions on transfer or other encumbrances.

     “Losses” shall mean all losses, costs, interest, charges, expenses (including reasonable attorneys fees), obligations, Taxes, liabilities, settlement payments, awards, injunctions, Orders, rulings, Liens, dues, judgments, Actions, fines, penalties, damages, demands, claims, assessments or deficiencies.

     “Marketing Period” shall mean the first period of 20 consecutive Business Days after the date hereof throughout which (i) Purchaser shall have the Required Information from Parent and (ii) the conditions set forth in Section 8.1 shall be satisfied and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 8.2(a) or Section 8.2(b) to fail to be satisfied assuming the Closing were to be scheduled for any time during such 20 consecutive Business Day period; provided that if the Marketing Period does not end prior to August 10, 2007, then the Marketing Period will be deemed not to commence earlier than September 4, 2007.

     “Material Adverse Effect” shall mean any event, change, circumstance or effect that individually or in the aggregate has had or would reasonably be expected to have a materially adverse effect on the business, assets, results of operations or financial condition of the Transferred Companies and their Subsidiaries or the Business, taken as a whole; provided, however, that no event, change, circumstance or effect arising out of or in connection with or resulting from any of the following shall be deemed by itself or by themselves, either alone or in combination, to constitute or contribute to a Material Adverse Effect:

(i)	changes affecting any or all of the wholesale distribution industries for construction, infrastructure, maintenance, or repair or remodel products generally;

(ii)	changes affecting the U.S. or Canadian housing or remodeling markets generally;

(iii)	seasonal fluctuations in the Business;

(iv)	general political, economic or business conditions or changes therein (including the commencement, continuation or escalation of a war, material armed hostilities or other material international or national calamity or acts of terrorism or earthquakes, hurricanes, other natural disasters or acts of God);

(v)	general financial or capital market conditions, including interest rates or currency exchange rates, or changes therein;

(vi)	any changes in applicable Law, rules, regulations, or GAAP or other accounting standards, or authoritative interpretations thereof, from and after the date of this Agreement;

(vii)	the announcement of the potential sale of the Business; the negotiation, execution, announcement, existence or performance of this Agreement or the transactions contemplated by this Agreement; the consummation of the transactions contemplated by this Agreement; or changes or actions resulting from any of the foregoing (provided that, solely with respect to the representations and warranties set forth in Section 3.4, the exceptions set forth in this clause (vii) shall not apply);

(viii)	any action or omission required pursuant to the terms of this Agreement, or pursuant to the express written request of Purchaser, or any action otherwise taken by Purchaser or any of its Affiliates; or

(ix)	any failure of Parent, the Transferred Companies and their respective Subsidiaries or the Business to meet financial projections or any estimates of revenues or earnings; provided that the exception in this clause (ix) shall not prevent or otherwise affect a determination that any change or effect underlying such failure has resulted in, or contributed to, a Material Adverse Effect so long as it is not excluded by clauses (i) through (viii) above; and

             provided further that in the case of the foregoing clauses (i), (ii), (iv) and (v), except to the extent such event, change, circumstance or effect materially disproportionately impacts the Transferred Companies and their Subsidiaries or the Business (taken as a whole) relative to other companies in the industries in which any Transferred Company or its Subsidiaries operates.

     “Multiemployer Plan” shall mean any “multiemployer plan” within the meaning of Section 3(37) of ERISA.

     “Parent Benefit Plan” shall mean each Benefit Plan other than a Transferred Company Benefit Plan.

     “Parent Group” shall mean Parent and its Subsidiaries (other than any Transferred Company and any Subsidiary of a Transferred Company).

     “Parent Group Health Plan” shall mean the benefit programs under the Parent’s Group Benefits Plan providing health, medical, prescription drug, dental and vision benefits other than through a Section 125 health care flexible spending account.

     “Permitted Liens” shall mean the following Liens: (a) Liens expressly disclosed on the Financial Statements; (b) Liens for Taxes, assessments or other governmental charges or levies that are not yet due or payable or that are being contested in good faith by appropriate proceedings for which adequate reserves have been established; (c) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, workmen, repairmen and other Liens imposed by Law and on a basis consistent with past practice and in the ordinary course of business of the Transferred Companies and their respective Subsidiaries; (d) Liens incurred or deposits made in the ordinary course of business and on a basis consistent with past practice in connection with workers’ compensation, unemployment insurance or other types of social security; (e) Liens incurred in the ordinary course of business and on a basis consistent with past practice securing obligations or liabilities that are not material to the Transferred Companies or their respective Subsidiaries or the Shares; (f) defects or imperfections of title, easements, declarations, covenants, rights-of-way, restrictions and other similar encumbrances affecting title to real estate; (g) Liens not created by Parent or any of its Subsidiaries that affect the underlying fee or superior leasehold interest of any real property leased by the Transferred Companies or their Subsidiaries, including master leases or ground leases; (h) zoning ordinances, variances, conditional use permits and similar regulations, permits, approvals and conditions; and (i) any set of facts that an accurate up-to-date survey would show; provided, however that any item described in clauses (e) and (i) of this paragraph is only to be considered a Permitted Lien if it does not materially interfere with the ordinary conduct of the Business conducted on the affected real property.

     “Person” shall mean an individual, partnership (general or limited), corporation, limited liability company, joint venture, association or other form of business organization (whether or not regarded as a legal entity under applicable law), trust or other entity or organization, including a Governmental Entity.

     “Post-Closing Period” shall mean any taxable period (or portion of any Straddle Period) beginning after the Closing Date.

     “Pre-Closing Period” shall mean any taxable period (or portion of any Straddle Period) ending on or prior to the Closing Date.

     “Preliminary Statement” means a statement setting forth Parent’s good faith estimate of the Applicable Amount as of the end of the Business Day immediately prior to Closing and prepared in accordance with GAAP using accounting policies and procedures consistent with those utilized in the preparation of the Applicable Amount Schedule.

     “Prime Rate” shall mean the average of the daily Prime Rate (expressed as a rate per annum) published in The Wall Street Journal for each of the days in the applicable period.

     “Private Label Sales Tax Refund” shall mean any sales, use, goods and services or similar Tax refund or credit of any Transferred Company or any Subsidiary of a Transferred Company relating to bad debts in connection with the Private Label Credit Card.

     “Securities Act” shall mean the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

     “Software” means all computer software, including but not limited to, application software, system software and firmware, including all source code and object code versions thereof, in any and all forms and media, and all related documentation.

     “Straddle Period” shall mean any taxable period that begins on or before the Closing Date and ends after the Closing Date.

     “Subsidiary” shall mean, with respect to any Person, any corporation, entity or other organization whether incorporated or unincorporated, of which (i) such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (ii) such first Person is a general partner or managing member.

     “Supply Canada” shall mean HD Supply Canada, Inc.

     “Target Applicable Amount” means $2,145,000,000.

     “Tax” shall mean any tax of any kind, including any federal, state, local or foreign income, profits, license, severance, occupation, windfall profits, capital gains, capital stock, transfer, registration, social security (or similar), production, franchise, gross receipts, customs, duties, profits, unemployment, disability, payroll, sales, employment, use, property, excise, value added, estimated, stamp, alternative or add-on minimum, environmental or withholding tax, and any other duty or assessment, escheat obligation or governmental charge, together with all interest, penalties and additions imposed with respect to such amounts.

     “Tax Claim” shall mean any claim with respect to Taxes made by any taxing authority that, if pursued successfully, would reasonably be expected to serve as the basis for a claim for indemnification under Article VII hereof.

     “Tax Proceeding” shall mean any audit, examination, contest, litigation or other proceeding with or against any taxing authority.

     “Tax Return” shall mean any return, declaration, report, claim for refund or information return or statement filed or required to be filed with any taxing authority relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

     “Third Party IP” means Intellectual Property Rights used by or for the benefit of the Business that are neither owned by a Transferred Company or its Subsidiaries nor are Transferred IP.

     “Trade Secrets” means all inventions, processes, designs, formulae, trade secrets, know-how, ideas, research and development, data, databases and confidential information.

     “Transferred Company Benefit Plan” shall mean (i) any Benefit Plan solely sponsored or maintained by any Transferred Company or its Subsidiaries, and (ii) any Benefit Plan identified as a Transferred Company Benefit Plan on Section 3.11(a) of the Parent Disclosure Schedule.

     “Transferred Company Employee” shall mean an individual who is, immediately before the Closing, employed by any of the Transferred Companies or their respective Subsidiaries (including any employees on short-term or long-term disability or other leaves of absence).

     “Transferred IP” shall mean the Intellectual Property Rights set forth on Section 5.11(a) of the Parent Disclosure Schedule.

     “Welfare Benefits” shall mean the types of benefits described in Section 3(1) of ERISA (whether or not covered by ERISA).

     “Welfare Plan” shall mean any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any short-term disability program classified as a “payroll practice”, any group health plan within the meaning of Code Section 105, any cafeteria plan within the meaning of Code Section 125, any dependent care assistance program within the meaning of Code Section 129, any adoption assistance plan within the meaning of Code Section 137, any tuition assistance plan within the meaning of Code Section 127, and any qualified transportation plan within the meaning of Code Section 132 other than any severance plan.

     “Withdrawal Liability” shall mean liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

     1.2 Other Definitions. The following terms shall have the meanings defined in the Section indicated:

2006 Coop Dividend	Section 7.10
2007 Coop Dividend	Section 7.10
Adjusted Closing Statement	Section 2.4(d)
Agreement	Preamble
Allocation	Section 7.16
Cash Equity	Section 4.4(b)

Closing	Section 2.1
Closing Date	Section 2.3
Commitment Letters	Section 4.4(b)
Debt Commitment Letter	Section 4.4(a)
Debt Financing	Section 4.4(a)
Equity Commitment Letters	Section 4.4(b)
Equity Investors	Section 4.4(b)
Financial Statements	Section 3.6(a)
Financing	Section 4.4(b)
FSA Covered Employees	Section 6.2(g)
Guarantee	Section 4.4(g)
Guaranteed Lease	Section 5.9(c)
Indemnified Guarantees	Section 5.9(a)
Indemnified Parties	Section 10.1
Indemnifying Party	Section 10.3
Interim Financial Statements	Section 3.6(a)
IP Seller	Preamble
Leased Real Property	Section 3.12(b)
Lenders	Section 4.4(a)
Marked Materials	Section 5.18(a)
Material Contracts	Section 3.15(a)
Neutral Auditors	Section 2.4(d)
Order	Section 8.1(d)
Outside Date	Section 9.1(b)(1)
Owned Real Property	Section 3.12(a)
Parent	Preamble
Parent Disclosure Schedule	Article III
Parent’s Flex Plan	Section 6.2(g)
Parent Indemnified Parties	Section 10.1
Parent Taxes	Section 7.1
Pre-Closing Bonus	Section 6.1(c)
Pre-Closing Bonus Spreadsheet	Section 6.1(c)
Private Label Credit Card	Section 5.8(b)
Purchase Price	Section 2.2
Purchaser	Preamble
Purchaser Disclosure Schedule	Article IV
Purchaser Indemnified Parties	Section 10.2
Purchaser Material Adverse Effect	Section 4.1
Purchaser’s Flex Plan	Section 6.2(g)
Resolution Period	Section 2.4(d)
Restricted Employee	Section 5.15
Retention Arrangements	Section 6.1(b)
Retention Payments	Section 6.1(b)
Retention Spreadsheet	Section 6.1(b)
Sale	Section 2.1
Seller Intellectual Property	Section 5.12(d)

Sellers	Preamble
Shares	Recitals
Solvent	Section 4.6
Subsequent Loss	Section 7.5(c)
Substituted Guarantees	Section 5.9(b)
Tax Arbiter	Section 7.4(c)
Termination Fee	Section 9.3(b)
Transfer of Intellectual Property Rights	Section 5.12(a)
Transfer Taxes	Section 7.14
Transferred Account Balances	Section 6.2(g)
Transferred Company	Recitals
Transferred Company Permits	Section 3.10

ARTICLE II

THE SALE

     2.1 Sale and Purchase of Shares. Upon the terms and subject to the conditions set forth in this Agreement, at the closing of the transactions contemplated by this Agreement (the “Closing”), the Sellers shall (and Parent shall cause the Sellers to) transfer, convey, assign and deliver to Purchaser, and Purchaser shall purchase and acquire from the Sellers, the Shares and all of the Sellers’ and their applicable Subsidiaries’ right, title and interest in and to the Transferred IP (the “Sale”).

     2.2 Purchase Price. In consideration for the Shares and the Transferred IP, at the Closing, Purchaser shall pay to Parent, who shall receive such amount on behalf of the Sellers and the IP Seller, respectively, an aggregate of $10,325,000,000 in cash (the “Purchase Price”), subject to adjustment as provided in Section 2.4(b) and Section 2.5(f).

     2.3 Closing. (a) The Closing shall take place at the offices of Debevoise & Plimpton LLP, 919 Third Avenue, New York, New York 10022, at 10:00 a.m., New York time, on the later of (a) the third Business Day following the satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions) (the “Satisfaction Date”), and (b) August 16, 2007, or at such other place, time or date as may be mutually agreed upon in writing by Parent, the Sellers and Purchaser; provided that, if the Required Information shall not have been delivered to Purchaser to Purchaser’s reasonable satisfaction on or prior to Noon Eastern Daylight Time on July 16, 2007, then if the Marketing Period shall not have ended by the Satisfaction Date, the Closing shall occur on the date following the Satisfaction Date that is the earliest to occur of (i) a date during the Marketing Period to be specified by Purchaser on no less than three Business Days’ notice to Parent, (ii) the final day of the Marketing Period and (iii) if the Required Information shall have been delivered to Purchaser to Purchaser’s reasonable satisfaction pursuant to Section 5.3(e) at least 20 Business Days prior to the Outside Date, the Outside Date. The “Closing Date” shall be the date upon which the Closing occurs.

      (b) At the Closing:

             (1) The Sellers shall deliver to Purchaser, free and clear of any Liens, (i) to the extent that such Shares are in certificate form, certificates evidencing the Shares, duly endorsed in blank or with stock  powers duly executed in blank, or (ii) to the extent that such Shares are not in certificate form, stock powers or other instruments of transfer duly executed in blank, and in each case with any required stock transfer stamps affixed thereto;

             (2) Purchaser shall pay to Parent on behalf of the Sellers, by wire transfer, to an account or accounts designated by Parent prior to the Closing, immediately available funds in an amount equal to the Purchase Price;

             (3) Parent shall (or shall cause its applicable Affiliates to), and Purchaser shall (or shall cause its applicable Affiliates to), enter into each of the Ancillary Agreements to which Parent, Purchaser or such Affiliate thereof is a party; and

             (4) The Sellers shall deliver or cause their Affiliates to deliver to Purchaser all assignments, certificates and other documents required to assign exclusive ownership of the Transferred IP to Purchaser or its designees.

      2.4 Preliminary Statement.

      (a) Parent shall deliver to Purchaser the Preliminary Statement no later than five Business Days prior to the Closing.

      (b) Subject to Section 2.5(f), the Purchase Price to be paid by Purchaser at the Closing shall be (i) increased dollar for dollar by the amount by which the Applicable Amount as shown on the Preliminary Statement exceeds the Target Applicable Amount or (ii) decreased dollar for dollar by the amount by which the Applicable Amount as shown on the Preliminary Statement is less than the Target Applicable Amount.

      2.5 Closing Statement. (a) As promptly as practicable but no later than ninety (90) days after the Closing Date, Purchaser will cause to be prepared and delivered to Parent the Closing Statement and all schedules and workpapers related thereto.

      (b) No fact or event, including any market or business development, occurring after the Closing Date, and no change in GAAP or Law after the date hereof shall be taken into consideration in the determination of the Closing Statement.

      (c) If Parent disagrees with Purchaser’s calculation of the Applicable Amount, Parent may, within 90 days after delivery of the Closing Statement and related schedules and workpapers, deliver a notice to Purchaser disagreeing with Purchaser's calculation of the Applicable Amount and setting forth Parent’s calculation of such disputed items Any such notice of disagreement shall specify those items or amounts as to which Parent disagrees and the basis for such disagreement.

     (d) If Parent delivers a notice of disagreement pursuant to Section 2.5(c), Purchaser and Parent shall, during the thirty (30) days following such delivery (the “Resolution Period”), use their reasonable best efforts to reach agreement on the disputed items or amounts. If at the conclusion of the Resolution Period there are any amounts remaining in dispute, then all amounts remaining in dispute may at any time thereafter be submitted to Ernst & Young (the “Neutral Auditors”) no later than the 15th day after the expiration of the Resolution Period. If Ernst & Young is unwilling or unable to serve as the Neutral Auditors and Parent and Purchaser are unable to agree on the Neutral Auditors by the 15th after the expiration of the Resolution Period, then Parent and Purchaser shall each have the right to request the American Arbitration Association to appoint the Neutral Arbitrators who in any event shall not be the current auditors of Parent, which appointment shall be final, binding and conclusive on the parties hereto. Each party agrees to execute, if requested by the Neutral Auditors, a reasonable engagement letter. All fees and expenses relating to the work, if any, to be performed by the Neutral Auditors shall be borne equally by Parent and Purchaser. The Neutral Auditors shall act as an arbitrator to determine, based solely on presentations by Parent and Purchaser, and not by independent review, only those issues still in dispute. The Neutral Auditor’s determination of any disputed amount shall not be higher than the highest amount proposed by either party or lower than the lowest amount proposed by either party. The Neutral Auditors’ determination shall be made within forty-five (45) days of their selection, shall be set forth in a written statement delivered to Parent and Purchaser and shall be final, binding and conclusive. The term “Adjusted Closing Statement”, as used herein, shall mean (i) the definitive Closing Statement delivered to Parent by Purchaser if Parent does not object within ninety (90) days after such delivery in accordance with Section 2.5(c), (ii) the definitive Closing Statement agreed by Purchaser and Parent or (iii) the definitive Closing Statement resulting from the determinations made by the Neutral Auditors in accordance with this Section 2.5(d) (in addition to those items theretofore agreed to by Parent and Purchaser).

     (e) During the preparation of the Closing Statement and the period of any dispute within the contemplation of this Section 2.5, Purchaser shall cause the Transferred Companies and their Subsidiaries to, and Parent shall and shall cause its Subsidiaries to, (i) provide each other with full access during normal business hours to the books, records, facilities, accountants, audit work papers, consultants, and personnel of the Purchaser, the Transferred Companies and their Subsidiaries, on the one hand, and of Parent and its Subsidiaries, on the other hand, to the extent necessary or useful for the preparation of the Closing Statement; and (ii) cooperate fully with each other in good faith to arrive at a final determination of the Closing Statement, including the provision on a timely basis of all information reasonably requested by the other party and necessary or useful in preparing the Closing Statement.

     (f) Upon the completion of the Adjusted Closing Statement, the Purchase Price shall be (i) increased dollar for dollar by the amount by which the Applicable Amount shown on the Adjusted Closing Statement exceeds the Applicable Amount shown on the Preliminary Statement and (ii) decreased dollar for dollar by the amount by which the Applicable Amount shown on the Adjusted Closing Statement is less than the Applicable Amount shown on the Preliminary Statement. Any adjustments to the Purchase Price, which are made pursuant to this Section 2.5(f) shall bear interest at the Prime Rate from (and including) the Closing Date to (and including) the date of such payment. Any adjustments to the Purchase Price made pursuant to this Section 2.5(f) and the interest thereon shall be paid by wire transfer in immediately available funds to an account specified by the party to whom such payment is owed within five (5) Business Days after the Adjusted Closing Statement is agreed or deemed to have been agreed to by Purchaser and Parent or the written statement of the Neutral Auditors setting forth their determination regarding any remaining items in dispute is delivered to Parent and Purchaser.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT, THE SELLERS AND THE IP
SELLER

     Except as set forth in the corresponding Section of the disclosure schedule (subject to Section 11.2(d)) delivered to Purchaser by Parent prior to the execution of this Agreement (the “Parent Disclosure Schedule”), Parent, the Sellers and the IP Seller represent and warrant to Purchaser as follows:

     3.1 Organization and Qualification; Subsidiaries. Each of Parent, the Sellers, the IP Seller and each Transferred Company and each Subsidiary thereof is a corporation or other legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and each Transferred Company and each Subsidiary thereof has all requisite corporate or other organizational power and authority to own, lease and operate its properties and assets and to carry on its businesses as now being conducted. Each Transferred Company and each Subsidiary thereof is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect. Section 3.1 of the Parent Disclosure Schedule sets forth a list of each Transferred Company’s Subsidiaries.

     3.2 Capitalization of the Transferred Companies. (a) The Shares are duly authorized, validly issued, fully paid and nonassessable and are owned by the Sellers, free and clear of all Liens and have not been issued in violation of any preemptive or similar rights. Upon delivery of and payment for the Shares at the Closing, Purchaser will acquire good and valid title to the Shares, free and clear of any Liens other than Liens imposed in connection with the Financing or as a result of any action by Purchaser or its Affiliates. Except for the Shares, any interest held by a Transferred Company or as set forth in Section 3.2(a) of the Parent Disclosure Schedule, there are no shares of common stock, preferred stock or other equity interests of any Transferred Company or its Subsidiaries authorized, reserved, issued or outstanding, and there are no preemptive or other outstanding rights, subscriptions, options, warrants, stock appreciation rights, redemption rights, repurchase rights, convertible, exercisable, or exchangeable securities or other agreements, arrangements or commitments of any character relating to the issued or unissued share capital or other ownership interest in any of the Transferred Companies or their respective Subsidiaries or any other securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities or other equity interests of any Transferred Company or any Subsidiary thereof, and no securities or other equity interests evidencing such rights are authorized, issued or outstanding. None of the Transferred Companies or their respective Subsidiaries has any outstanding bonds, debentures, notes or other obligations which provide the holders thereof the right to vote (or are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders or holders of equity interests of such Transferred Company or its Subsidiaries on any matter.

     (b) There are no voting trusts, stockholders’ agreements, proxies or other Contracts in effect with respect to the voting or transfer of the Shares or any equity interests in any Transferred Company or any Subsidiary thereof.

     (c) Except as set forth in Section 3.1(c) of the Parent Disclosure Schedule, no Transferred Company or Subsidiary thereof owns, directly or indirectly, any equity or voting interest in, or otherwise controls, any other Person and has no agreement or commitment to acquire any such interest.

     (d) The jurisdiction of organization of each Transferred Company and each Subsidiary thereof, and for each such Transferred Company and each Subsidiary thereof the number of outstanding shares of capital stock or other equity interests in or voting securities of each class and the name of and number of shares or other equity interests in or voting securities owned by each holder, are identified in Section 3.2(d) of the Parent Disclosure Schedule.

     3.3 Authority. Parent, the Sellers and the IP Seller have all necessary corporate power and authority, and each has taken all corporate action necessary, to execute, deliver and perform this Agreement and the Ancillary Agreements to which it will be a party and to consummate the transactions contemplated by this Agreement and the Ancillary Agreements to which it will be a party in accordance with the terms of this Agreement and the Ancillary Agreements to which it will be a party. This Agreement has been, and when executed and delivered at the Closing each of the Ancillary Agreements shall be, duly and validly executed and delivered by Parent, the Sellers and the IP Seller, and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Agreements by Purchaser, constitutes, and in the case of the Ancillary Agreements shall constitute, a valid, legal and binding agreement of Parent, the Sellers and the IP Seller (in the case of the Ancillary Agreements to the extent Parent, the Sellers or IP Seller is a party thereto), enforceable against Parent, the Sellers and the IP Seller in accordance with its terms (in the case of the Ancillary Agreements to the extent Parent, the Sellers or IP Seller is a party thereto), subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding at equity or at law).

     3.4 Consents and Approvals; No Violations. No filing with or notice to, and no permit, authorization, registration, consent or approval of, any Governmental Entity is required on the part of Parent, the Sellers and the IP Seller for the execution, delivery and performance by Parent, the Sellers, the IP Seller or their applicable Affiliates of this Agreement or the Ancillary Agreements or the consummation by Parent, the Sellers or the IP Seller of the transactions contemplated by this Agreement or the Ancillary Agreements, except (i) compliance with any applicable requirements of the HSR Act; (ii) compliance with any applicable requirements of the Competition Act; (iii) compliance with any state or federal licenses or permits relating to the Business; or (iv) any such filings, notices, permits, authorizations, registrations, consents or approvals, the failure to make or obtain would not have a Material Adverse Effect. Assuming compliance with the items described in clauses (i) through (iv) of the preceding sentence, neither the execution, delivery and performance of this Agreement or the Ancillary Agreements by Parent, the Sellers, the IP Seller or their applicable Affiliates, nor the consummation by Parent, the Sellers, the IP Seller or their applicable Affiliates of the transactions contemplated by this Agreement or the Ancillary Agreements will (A) conflict with or result in any breach, violation or infringement of any provision of the respective articles of incorporation or by-laws (or similar governing documents) of Parent, the Sellers, the IP Seller or any of their Affiliates party to the Ancillary Agreements, or any Transferred Company or any Subsidiary thereof, (B) result in a breach, violation or infringement of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to the creation of any Lien, except for Permitted Liens, or any right of termination, amendment, cancellation or acceleration) or require a consent of or other action by any Person under, any of the terms, conditions or provisions of any Contract, or (C) violate or infringe any Law applicable to any Transferred Company or any Subsidiary thereof or any of their respective properties, rights or assets, except in the case of (B) or (C) for breaches, violations, infringements, defaults, Liens or other rights or consents that would not have a Material Adverse Effect.

     3.5 No Default. No Transferred Company or Subsidiary thereof is in default or violation of any term, condition or provision of its articles of incorporation or by-laws (or similar governing documents), except for defaults or violations that would not have a Material Adverse Effect.

     3.6 Financial Statements; Liabilities. (a) Section 3.6 of the Parent Disclosure Schedule sets forth the following financial statements: (i) audited financial statements for the years ended January 28, 2007 and January 29, 2006 (the items referred to in clause (i), with any notes thereto, being herein collectively referred to as the “Financial Statements”); and (ii) unaudited interim financial statements for the three-month periods ended April 30, 2006 and April 29, 2007 (the items referred to in clause (ii), with any notes thereto, being herein collectively referred to as the “Interim Financial Statements”). The Financial Statements and the Interim Financial Statements have been prepared in accordance with GAAP applied on a consistent basis (except as may be noted therein), and present fairly, in all material respects, the combined financial position and the combined results of operations and cash flows of the Transferred Companies and their respective Subsidiaries as of the respective dates thereof or the periods then ended, except that the Interim Financial Statements do not include footnotes that would be required by GAAP.

     (b) There are no liabilities or obligations of the Transferred Companies or their respective Subsidiaries of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on, or disclosed in the footnotes to, a combined balance sheet of the Transferred Companies and their Subsidiaries, other than those that (i) are reflected or reserved against on, or disclosed in, the Financial Statements or are disclosed in Section 3.6(b) of the Parent Disclosure Schedule; (ii) have been incurred in the ordinary course of business of the Transferred Companies and their Subsidiaries since January 28, 2007; (iii) are permitted or expressly contemplated by this Agreement; (iv) have been discharged or paid off; or (v) would not have a Material Adverse Effect.

     (c) The Transferred Companies and their respective Subsidiaries have devised and maintained systems of internal accounting controls with respect to the Business sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization, (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and to maintain proper accountability for items, (iii) access to their property and assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any differences.

     3.7 Absence of Certain Changes or Events. Since January 28, 2007, (i) there has not occurred any event, change, circumstance or effect that has had or would have a Material Adverse Effect and (ii) except as contemplated by this Agreement, Parent has conducted the Business in the ordinary course consistent with past practice.

     3.8 Litigation. As of the date of this Agreement, (i) there is no civil, criminal or administrative Action pending, or to the knowledge of Parent, threatened, against any Transferred Company or any Subsidiary thereof except as would not have a Material Adverse Effect, and (ii) no Transferred Company or Subsidiary thereof is subject to any outstanding Order, writ or injunction, except as would not have a Material Adverse Effect.

     3.9 Compliance with Laws. Excluding Environmental Laws and any Order issued by a Governmental Entity arising under Environmental Laws, none of the Transferred Companies or their respective Subsidiaries is, or has in the two years prior to the date hereof been, in violation of any Laws or Order issued by a Governmental Entity applicable to the conduct of the Business, except for violations the existence of which has not had, and would not have, a Material Adverse Effect.

     3.10 Permits. The Transferred Companies and their respective Subsidiaries hold all permits, licenses, certificates, variances, exemptions, orders and other authorizations, consents and approvals of all Governmental Entities necessary for or material to the conduct of the Business (the “Transferred Company Permits”), except for failures to hold such Transferred Company Permits that would not have a Material Adverse Effect. The Transferred Companies and their respective Subsidiaries are in compliance with the terms of the Transferred Company Permits, except where the failure to so comply would not have a Material Adverse Effect.

     3.11 Employee Benefit Matters. (a) Section 3.11(a) of the Parent Disclosure Schedule sets forth a list of each material Transferred Company Benefit Plan and material Employment Agreement. Parent has made available to Purchaser (i) each material Transferred Company Benefit Plan and, to the extent applicable, the most recent summary plan description, the two (2) most recent annual financial statements, the two (2) most recent Form 5500s, the most recent determination letter issued by the IRS and (ii) each Employment Agreement providing for annual compensation of more than $250,000.

     (b) No Transferred Company Benefit Plan is subject to Title IV of ERISA.

     (c) No Transferred Company Benefit Plan provides retiree medical or other similar benefits (except as required under applicable Law).

     (d) Except as would not have a Material Adverse Effect, all Transferred Company Benefit Plans have been operated in accordance with their terms and in compliance with applicable Laws, including applicable provisions of ERISA and the Code.

     (e) Section 3.11(e) of the Parent Disclosure Schedule lists each Multiemployer Plan in which a Transferred Company Employee participates. No Transferred Company Employee participates in a plan that has two or more contributing sponsors at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA. None of the Transferred Companies or their respective Subsidiaries or the ERISA Affiliates of any of the Transferred Companies or their respective Subsidiaries has incurred any Withdrawal Liability that has not been satisfied in full.

     (f) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will (either alone or in conjunction with any other event such as termination of employment) (i) result in any material payment following the Closing becoming due to any Transferred Company Employee under any Transferred Company Benefit Plan or Employment Agreement that would reasonably be expected to be a liability of the Transferred Companies or their respective Subsidiaries, (ii) materially increase any benefits otherwise payable under any Transferred Company Benefit Plan that would reasonably be expected to be a liability of the Transferred Companies or their respective Subsidiaries following the Closing or (iii) result in any acceleration of the time of payment, funding or vesting of any such benefits that would reasonably be expected to be a liability of the Transferred Companies or their respective Subsidiaries to any material extent.

     (g) Except as would not have a Material Adverse Effect, there are no pending or, to the knowledge of Parent, threatened, disputes, arbitrations, claims, investigations or suits involving a Transferred Company Benefit Plan (other than routine claims for benefits under such Benefit Plan).

     (h) Except as would not have a Material Adverse Effect, there is no (i) unfair labor practice, material labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of Parent, threatened against the Transferred Companies or their respective Subsidiaries relating to any of their businesses, (ii) activity or proceeding by a labor union or representative thereof to organize any employees of the Transferred Companies or their respective Subsidiaries, or (iii) material lockouts, strikes, slowdowns, work stoppages or, to the knowledge of Parent, threats thereof by or with respect to such employees.

     3.12 Real Property. (a) Section 3.12(a) of the Parent Disclosure Schedule sets forth a complete and accurate, in all material respects, list of all of the real property owned by any Transferred Company or any Subsidiary thereof that is material to the operation of the Business (the “Owned Real Property”). The Transferred Companies and their respective Subsidiaries, as applicable, have good, valid and marketable fee simple title to all Owned Real Property, free and clear of all Liens, except Permitted Liens. Neither Parent nor its Subsidiaries have received written notice of any, and to Parent’s knowledge, there is no, default under any restrictive covenants affecting the Owned Real Property and there has not occurred any event that with the lapse of time or the giving of notice or both would constitute such a default under any such restrictive covenants, except as would not have a Material Adverse Effect.

     (b) Section 3.12(b) of the Parent Disclosure Schedule sets forth a complete and accurate, in all material respects, list of all of the real property leased by any Transferred Company or any Subsidiary thereof that is material to the operation of the Business (the “Leased Real Property”). The Transferred Companies and their respective Subsidiaries, as applicable, have a valid leasehold or subleasehold (as applicable) interest in all Leased Real Property, free and clear of all Liens, except Permitted Liens, and complete copies of such leases and subleases (including all material modifications and amendments thereto and waivers thereunder) have been made available to Purchaser. Further, (i) all leases and subleases for the Leased Real Property under which any Transferred Company or its Subsidiaries is a lessee or sublessee are in full force and effect and are enforceable in accordance with their respective terms, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law), and (ii) neither Parent nor any of its Subsidiaries has received any written notice of any, and to the knowledge of Parent there is no, material default under any such lease or sublease affecting the Leased Real Property, except as in each of cases (i) and (ii) would not have a Material Adverse Effect.

     3.13 Taxes. (a) Except as would not result in a Material Adverse Effect: (i) all Tax Returns required to have been filed by, or with respect to any activities of, any Transferred Company or any Subsidiary thereof have been filed, and all Taxes shown to be due on such Tax Returns have been paid; (ii) all such Tax Returns were correct and complete; (iii) there is no action, suit, proceeding, investigation, audit or claim pending or threatened in writing with respect to any Taxes of the Transferred Companies or their respective Subsidiaries; (iv) none of the Transferred Companies nor their respective Subsidiaries (nor Parent as it relates to Taxes of the Transferred Companies or their Subsidiaries) has granted any extension or waiver of the statute of limitations applicable to any Tax Return, which period (after giving effect to any extension or waiver) has not yet expired; and (v) each of the Transferred Companies and their respective Subsidiaries has complied with all applicable Laws relating to the payment and withholding of Taxes and has duly and timely withheld and paid over to the appropriate Taxing Authorities all amounts required to be so withheld and paid over.

     (b) None of the Transferred Companies or their respective Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4. None of the Transferred Companies or their Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code within the past two (2) years. There are no material Income Taxes (taking into account, without limitation, any related foreign Tax credits under Section 960 of the Code) that would result for the Post-Closing Period from any inclusion under Section 951(a) of the Code (or any similar or corresponding provision of state or local Tax law) with respect to Supply Canada attributable to (A) “subpart F income,” within the meaning of

Section 952 of the Code (or any similar or corresponding provision of state or local Tax Law), received or accrued on or prior to the Closing Date or (B) the holding of “United States property,” within the meaning of Section 956 of the Code (or any similar or corresponding provision of state or local Tax Law), on or prior to the Closing Date. Since January 28, 2007, except as is consistent with past practice or as is required by law or pursuant to a Combined to Separate Change or a Cox LIFO Change, Parent has not made or changed any material Tax election, settled or compromised any material liability for Taxes, obtained any Tax ruling or materially amended any Tax Return, in each case, relating to any Transferred Company or any of their Subsidiaries if such action would have a material cost to the Purchaser Indemnified Parties after Closing.

     (c) It is agreed and understood that no representation or warranty is made by Parent in this Agreement in respect of Tax matters, other than the representations and warranties set forth in this Section 3.13 and Sections 3.6, 3.11, the second sentence of 3.12(a), the second sentence of 3.12(b), and 3.15

     3.14 Environmental Matters. Except as would not have a Material Adverse Effect: (a) no Owned Real Property or Leased Real Property (including buildings and any other structures) has been contaminated with, or has had any release of, any Hazardous Material in such form or substance so as to create any liability for such Transferred Company or its Subsidiaries; (b) within the last three (3) years, none of Parent, the Sellers, nor any Transferred Company nor any Subsidiary thereof has received any notice, demand letter, Action, claim or request for information alleging any violation of, or liability of, such Transferred Company or Subsidiary thereof under any Environmental Law; and (c) no Transferred Company nor any Subsidiary thereof is subject to any Order, injunction or other agreement with any Governmental Entity or any third party relating to any Environmental Law.

     3.15 Material Contracts. (a) Section 3.15 of the Parent Disclosure Schedule sets forth as of the date hereof a true and complete list of the following Contracts (other than purchase orders and invoices) to which the Transferred Companies, their respective Subsidiaries or Parent or its Subsidiaries (other than the Transferred Companies or any Subsidiaries thereof) (to the extent applicable to the Business) is a party or is bound (the Contracts required to be listed on Section 3.15 of the Parent Disclosure Schedule, together with each Contract entered into after the date hereof that would otherwise be required to be listed on Section 3.15 of the Parent Disclosure Schedule, the “Material Contracts”):

     (1) agreements relating to Debt in an amount in excess of $500,000;

     (2) Contracts containing a minimum purchase requirement for Parent or its Subsidiaries (other than the Transferred Companies or any Subsidiaries thereof) (but related to the Business) or the Transferred Companies or their respective Subsidiaries to purchase during the 12-month period immediately following, or pursuant to which Parent or its Subsidiaries (other than the Transferred Companies or any Subsidiaries thereof) (but on behalf of the Business) or the Transferred Companies or their respective Subsidiaries have purchased during the 12-month period immediately preceding, January 28, 2007, in the aggregate, a minimum of $30 million of goods and/or services on an annual basis;

     (3) Contracts containing a minimum supply commitment for Parent or its Subsidiaries (other than the Transferred Companies or any Subsidiaries thereof) (but related to the Business) or the Transferred Companies or their respective Subsidiaries to sell during the 12-month period immediately following, or pursuant to which Parent or its Subsidiaries (other than the Transferred Companies or any Subsidiaries thereof) (but on behalf of the Business) or the Transferred Companies or their respective Subsidiaries have sold during the 12-month period immediately preceding, January 28, 2007, in the aggregate, a minimum of $30 million of goods and/or services on an annual basis;

     (4) any Contract containing any future capital expenditure obligations of the Transferred Companies or their respective Subsidiaries (or otherwise relating to the Business) in excess of $5 million;

     (5) any joint venture, partnership, limited liability company or other similar agreement involving co-investment between a Transferred Company or its Subsidiaries and a third party;

     (6) any Contract relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) under which the Transferred Companies or their respective Subsidiaries will have obligations with respect to an “earn out”, contingent purchase price, or similar contingent payment obligation or a material indemnity obligation after the Closing;

     (7) any Contract containing covenants restricting or limiting in any material respect the ability of the Transferred Companies or their respective Subsidiaries to compete in any business or with any Person or in any geographic area; and

     (8) any collective bargaining agreement or other Contract with a labor union or other labor organization.

  (b) Each Material Contract is a legal, valid and binding obligation of a Transferred Company or one of its Subsidiaries, or Parent or its Subsidiaries (other than the Transferred Companies or any Subsidiaries thereof) (to the extent applicable to the Business), as applicable, and, to the knowledge of Parent, on each counterparty and is in full force and effect, and neither the Transferred Companies or their respective Subsidiaries, nor to the knowledge of Parent, any other party thereto, is in breach of or in default under (or is alleged to be in breach of or default under) the terms of, or has provided or received any notice of any intention to terminate, any such Material Contract, and no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by the Transferred Companies or their respective Subsidiaries or Parent or its Subsidiaries (other than the Transferred Companies or any Subsidiaries thereof), or, to the knowledge of Parent, any other party thereto, except for such failures to be valid, binding or in full force and effect and such breaches and defaults that have not had and would not have a Material Adverse Effect. Except in the case of any Material Contract which restricts the Parent or its Affiliates from disclosing its terms, complete copies of each Material Contract (including all modifications and amendments thereto and waivers thereunder) entered into prior to the date hereof have been made available to Purchaser.

     3.16 Intellectual Property. (a) The Transferred Companies and their Subsidiaries own or are licensed to use, in each case free and clear of all Liens other than Permitted Liens, all material Company Intellectual Property used in or necessary for the conduct of the Business.

     (b) To the knowledge of Parent the conduct of the Business does not infringe, misappropriate or otherwise conflict with the Intellectual Property Rights of any Person, except for infringements or conflicts that would not have a Material Adverse Effect. To the knowledge of Parent, none of the material Business Intellectual Property or Transferred IP is being infringed or misappropriated.

     (c) (i) No Company Intellectual Property is subject to any outstanding judgment, injunction, Order or agreement materially restricting the use thereof by any Transferred Company or its Subsidiaries or the IP Seller or materially restricting the licensing thereof by any Transferred Company or its Subsidiaries or the IP Seller to any Person; and (ii) there are no claims pending or, to the knowledge of Parent, threatened against any Transferred Company, its Subsidiaries, Parent or the IP Seller, that any of the foregoing has infringed, misappropriated or otherwise violated, in any material respect, any Intellectual Property Right of any other Person, except as, in each of cases (i) and (ii), would not have a Material Adverse Effect.

     3.17 Intercompany Arrangements. Except for any arrangements, understandings or Contracts that are neither material in amount nor necessary for Purchaser to conduct the Business in all material respects as conducted prior to the date of this Agreement, and other than any arrangements, understandings or Contracts to provide the services that are to be provided on an interim basis in accordance with the Transition Services Agreement, Section 3.17 of the Parent Disclosure Schedule lists (a) all arrangements, understandings and Contracts between or among any Transferred Company or Subsidiary thereof, on the one hand, and (i) Parent or any Subsidiary of Parent (other than the Transferred Companies and their Subsidiaries) or (ii) any executive officer or director of Parent or any Subsidiary of Parent (other than any Benefit Plan or Employment Agreement), on the other hand and (b) any Contracts between or among Parent or its Subsidiaries (other than Transferred Companies) and any third parties under which any of the Transferred Companies receives benefits that are material to the Business.

     3.18 Brokers. Except for Lehman Brothers, Inc., whose fees and expenses will be paid by Parent, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent.

     3.19 Sufficiency of Assets. At the Closing, the Transferred Companies and their respective Subsidiaries will, taking into account all of the Ancillary Agreements and the Transferred IP, own or have the right to use all of the assets, properties and rights necessary to conduct in all material respects the Business as conducted prior to the date hereof.

     3.20 Business Practices. To the knowledge of Parent, neither any Transferred Company or Subsidiary thereof nor (with respect to the Business) Parent or any of its Affiliates

(other than the Transferred Companies and their Subsidiaries), nor, to the knowledge of Parent, any of their respective directors, officers, agents, employees, representatives or any Person authorized to act on their behalf (in their capacities as such), has, in any material respect, during the past five years: (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (ii) directly or indirectly paid or delivered any fee, commission or other sum of money or item of property, however characterized, to any finder, agent or other party acting on behalf of or under the auspices of a governmental official or Governmental Entity that, in each case, was illegal under any applicable Law; (iii) made any payment, bribe or kickback payment to any customer or supplier or to any officer, director, partner, employee or agent of any such customer or supplier, in each case that was unlawful under any applicable Law; (iv) made any payment to any Person in connection with any Contract with a Governmental Entity in violation of any applicable Law; or (v) engaged in any other reciprocal practice, or made any other payment or gave any other consideration to any such customer or supplier or any such officer, director, partner, employee or agent, in each case, that was unlawful under any applicable Law.

     3.21 No Other Representations or Warranties. Except for the representations and warranties contained in this Agreement or in any instrument delivered pursuant to this Agreement, none of Parent, the Sellers, the IP Seller, any Transferred Company or its Subsidiaries nor any of their respective agents, Affiliates, officers, directors, employees, agents, representatives, nor any other Person, makes or shall be deemed to make any representation or warranty to Purchaser, express or implied, at law or in equity, on behalf of Parent, the Sellers, the IP Seller or any Transferred Company or its Subsidiaries or any Affiliate of Parent or any Transferred Company or its Subsidiaries, and Parent, each Transferred Company or its Subsidiaries and each of their respective Affiliates by this Agreement disclaim any such representation or warranty, whether by Parent, a Transferred Company or its Subsidiaries, or any of their respective agents, Affiliates, officers, directors, employees, agents or representatives or any other Person, notwithstanding the delivery or disclosure to Purchaser, or any of its officers, directors, employees, agents or representatives or any other Person of any documentation or other information by Parent, any Transferred Company or its Subsidiaries or any of their respective agents, Affiliates, officers, directors, employees, agents or representatives or any other Person with respect to any one or more of the foregoing.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

     Except as set forth in the corresponding Section of the disclosure schedule (subject to Section 11.2(d)) delivered to Parent by Purchaser prior to the execution of this Agreement (the “Purchaser Disclosure Schedule”), Purchaser represents and warrants to Parent and each of the Sellers and the IP Seller as follows:

     4.1 Organization and Qualification; Subsidiaries. Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted. Purchaser is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Purchaser’s ability to consummate the transactions contemplated hereby (a “Purchaser Material Adverse Effect”).

     4.2 Authority Relative to this Agreement. Purchaser has all necessary corporate power and authority, and has taken all corporate action necessary, to execute, deliver and perform this Agreement and to consummate the transactions contemplated by this Agreement in accordance with the terms of this Agreement. This Agreement has been duly and validly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery of this Agreement by Parent, Sellers and IP Seller, constitutes a valid, legal and binding agreement of Purchaser, enforceable against Purchaser in accordance with its terms, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless whether such enforceability is considered in a proceeding at equity or at law).

     4.3 Consents and Approvals; No Violations. No filing with or notice to, and no permit, authorization, registration, consent or approval of, any Governmental Entity is required on the part of Purchaser for the execution, delivery and performance by Purchaser of this Agreement or the Ancillary Agreements or the consummation by Purchaser of the transactions contemplated by this Agreement or the Ancillary Agreements, except (i) compliance with the applicable requirements of the HSR Act, (ii) compliance with any applicable requirements of the Competition Act, (iii) compliance with any state or federal licenses or permits relating to the Business and (iv) any such filings, notices, permits, authorizations, registrations, consents or approvals, the failure of which to make or obtain would not reasonably be expected to have a Purchaser Material Adverse Effect. Assuming compliance with the items described in clauses (i) through (iv) of the preceding sentence, neither the execution, delivery and performance of this Agreement or the Ancillary Agreements by Purchaser nor the consummation by Purchaser of the transactions contemplated by this Agreement or the Ancillary Agreements will (A) conflict with or result in any breach, violation or infringement of any provision of the respective articles of incorporation or by-laws (or similar governing documents) of Purchaser or any of its Subsidiaries, (B) result in a breach, violation or infringement of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to the creation of any Lien except for Permitted Liens, or any right of termination, amendment, cancellation or acceleration) or require a consent of or other action by any Person under, any of the terms, conditions or provisions of any Contract to which Purchaser or any of its Subsidiaries is a party or by which any of them or any of its properties or assets may be bound or (C) violate or infringe any Law applicable to Purchaser or any of its Subsidiaries or any of their respective properties, rights or assets, except in the case of (B) or (C) for breaches, violations, infringements, defaults, Liens or other rights or consents that would not reasonably be expected, individually or in the aggregate, to have a Purchaser Material Adverse Effect.

     4.4 Financing. (a) Purchaser has received and accepted executed commitment letters dated June 19, 2007 (collectively, the “Debt Commitment Letter”) from the lenders party thereto (collectively, the “Lenders”) relating to the commitment of the Lenders to provide debt financing in the aggregate amount set forth therein (the “Debt Financing”).

     (b) Purchaser has received and accepted executed commitment letters dated June 19, 2007 (the “Equity Commitment Letters” and, together with the Debt Commitment Letter, the “Commitment Letters”) from certain persons (collectively, the “Equity Investors”) relating to the commitment of the Equity Investors to provide cash equity in the aggregate amount set forth therein (the “Cash Equity”) (the Cash Equity, together with the Debt Financing, is collectively referred to as the “Financing”). Complete and correct copies of the executed Commitment Letters have been provided to Parent.

     (c) Except as set forth or described in the Commitment Letters, there are no conditions precedent to the obligations of the Lenders and the Equity Investors to provide the Financing or any contingencies that would permit the Lenders or the Equity Investors to reduce the total amount of the Financing.

     (d) Subject to its terms and conditions, the Financing, when funded in accordance with the Commitment Letters, shall provide Purchaser with acquisition financing on the Closing Date sufficient to pay the Purchase Price on the terms contemplated by this Agreement and to pay the related fees and expenses.

     (e) As of the date hereof, each of the Equity Commitment Letters is, and, to the knowledge of Purchaser, the Debt Commitment Letter is, valid and binding and in full force and effect, and, subject to the accuracy of the representations and warranties of Parent, the Sellers and the IP Seller contained in Article III and assuming the satisfaction of the conditions set forth in Article VIII, no event has occurred that, with or without notice, lapse of time, or both, would reasonably be expected to constitute a default or breach or a failure to satisfy a condition precedent on the part of Purchaser under the terms and conditions of the Commitment Letters, other than any such default, breach or failure that has been waived by the Lenders or the applicable Equity Investor, as the case may be, or otherwise cured in a timely manner by Purchaser to the satisfaction of the Lenders or such Equity Investor, as the case may be. Purchaser has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Letters on or before the date of this Agreement.

     (f) In no event shall the receipt or availability of any funds or financing by Purchaser or any Affiliate or any other financing or other transactions (other than those contemplated hereby) be a condition to any of Purchaser’s obligations hereunder.

     (g) Concurrently with the execution of this Agreement, Purchaser has delivered to Parent the limited guarantee of each of the Equity Investors in the form attached as Exhibit E to this Agreement (each a “Guarantee”). Each of the Guarantees is valid, binding and in full force and effect, and no event has occurred that would reasonably be expected to result in a breach of, or a default under, any Guarantee on the part of any of the Equity Investors.

     4.5 Broker’s Fees. Except for Merrill Lynch & Co., J.P. Morgan Securities, Inc. and Citigroup Capital Markets, Inc,, each of whose fees and expenses will be paid by Purchaser, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser.

     4.6 Solvency. Immediately at and after the Closing, assuming (w) that immediately prior to the Closing, and without giving effect to the Financing, each of the Transferred Companies and the Business as a whole meets the Solvency tests set forth below, (x) the satisfaction of the conditions to Purchaser’s obligation to consummate the Closing, and (y) the accuracy and completeness in all material respects of the representations and warranties of the Sellers contained herein, and (z) solely for purposes of this Section 4.6, that the most recent financial forecasts relating to the Business made available to Purchaser by Parent and the Sellers prior to the date of this Agreement have been prepared in good faith and on assumptions reasonable at the time such forecasts were prepared, Purchaser and its Subsidiaries will be Solvent. For purposes of this Section 4.6, “Solvent” means, with respect to any Person, that:

     (a) the fair saleable value (determined on a going concern basis) of the assets of such Person shall be greater than the total amount of such Person’s liabilities;

     (b) such Person shall be able to pay its debts and obligations in the ordinary course of business as they become due; and

     (c) such Person shall have adequate capital to carry on its businesses.

     4.7 Acquisition of Shares for Investment. Purchaser has knowledge and experience in financial and business matters, and is capable of evaluating the merits and risks of its purchase of the Shares. Purchaser is acquiring the Shares for investment and not with a view toward or for sale in connection with any distribution thereof in violation of applicable securities Laws. Purchaser acknowledges that the Shares have not been registered under the Securities Act or any state securities Laws, and agrees that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and without compliance with foreign securities Laws, in each case, to the extent applicable.

     4.8 Inspections; Limitation of Parent’s Warranties. Except as otherwise expressly set forth in this Agreement or any instrument delivered pursuant to this Agreement, Purchaser acknowledges that the Shares, the Transferred IP and the businesses and properties of the Transferred Companies and their respective Subsidiaries are furnished “AS IS”, “WHERE IS” AND, SUBJECT TO THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE III OR ANY INSTRUMENT DELIVERED PURSUANT TO THIS AGREEMENT, WITH ALL FAULTS AND WITHOUT ANY OTHER REPRESENTATION OR WARRANTY OF ANY NATURE WHATSOEVER, EXPRESS OR IMPLIED, ORAL OR WRITTEN, AND IN PARTICULAR, SUBJECT TO ARTICLE III OR ANY INSTRUMENT DELIVERED PURSUANT TO THIS AGREEMENT, WITHOUT ANY IMPLIED WARRANTY OR REPRESENTATION AS TO CONDITION, MERCHANTABILITY OR SUITABILITY AS TO ANY OF THE ASSETS OR PROPERTIES OF THE TRANSFERRED COMPANIES AND THEIR RESPECTIVE SUBSIDIARIES.

ARTICLE V COVENANTS

     5.1 Access to Books and Records. (a) After the date of this Agreement, Parent shall, and shall cause its Subsidiaries to, afford to representatives of Purchaser, during normal business hours, upon reasonable notice, reasonable access to the books, records, properties and employees of, prior to the Closing, the Transferred Companies and their respective Subsidiaries and, prior to and at and after the Closing (with respect to the Business), Parent and its Subsidiaries (other than the Transferred Companies and their respective Subsidiaries) consistent with applicable Law and in accordance with the procedures established by Parent; provided, however, that nothing in this Agreement shall limit Purchaser’s rights of discovery. Any information provided to Purchaser or its representatives in accordance with this Section 5.1 or otherwise pursuant to this Agreement shall, prior to Closing, be held by Purchaser and its representatives in accordance with, shall be considered “Confidential Information” under, and shall be subject to the terms of, the Confidentiality Agreements.

     (b) At and after the Closing, Purchaser shall, and shall cause its Subsidiaries to, afford Parent and its representatives, during normal business hours, upon reasonable notice, full access to the books, records, properties and employees of each Transferred Company and its Subsidiaries to the extent that such access may be reasonably requested by Parent consistent with applicable Law and in accordance with procedures established by Purchaser, including in connection with financial statements and SEC reporting obligations; provided, however, that nothing in this Agreement shall limit any of Parent’s rights of discovery. Parent agrees that it will and will cause its Subsidiaries to hold, and will use reasonable best efforts to cause its and their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence, unless and only to the extent legally required to disclose (and in any such case, Parent shall, prior to disclosing such information, give prompt notice to Purchaser in order that it may seek a protective order or other appropriate remedy and reasonably cooperate, at Purchaser’s expense, with Purchaser in seeking to obtain such order or remedy), all confidential documents and information concerning any Transferred Company or the Business provided to it pursuant to this Section 5.1(b) or otherwise in any of their possession, except to the extent that such information (i) is or becomes generally available to the public other than as a result of disclosure by Parent or its Subsidiaries, or its or their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents in violation of the confidentiality obligations set forth in this Section 5.1(b), (ii) becomes available to Parent or its Subsidiaries on a non-confidential basis from sources other than Purchaser or any Transferred Company or (iii) is independently developed by Parent or any of its Subsidiaries on its own behalf without use of any of the confidential information and without violating any of Parent’s obligations under this Section 5.1(b).

     (c) The parties to this Agreement agree to hold all the books and records of each Transferred Company and its Subsidiaries existing on the Closing Date and not to destroy or dispose of any thereof for a period of seven (7) years from the Closing Date or such longer time as may be required by Law, and thereafter, if either party desires to destroy or dispose of such books and records, to offer first in writing at least sixty (60) days prior to such destruction or disposition to surrender them to the other party.

     5.2 Confidentiality. The terms of the Confidentiality Agreements are incorporated into this Agreement by reference and shall continue in full force and effect until the Closing, at which time the confidentiality obligations under the Confidentiality Agreements shall terminate; provided, however, that the Purchaser’s confidentiality obligations shall terminate only in respect of that portion of the Confidential Information (as defined in the Confidentiality Agreements) exclusively relating to the Business. If, for any reason, the sale of the Shares is not consummated, the Confidentiality Agreements shall continue in full force and effect in accordance with its terms.

     5.3 Efforts. (a) Each of the parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement as promptly as practicable, including (x) preparing and filing as promptly as practicable all documentation to effect all necessary filings, consents, waivers, clearances, approvals, authorizations, permits or orders from all Governmental Entities, (y) seeking all necessary or advisable consents of third parties to the transactions contemplated hereby and (z) using reasonable best efforts to cause the satisfaction, but not waiver, of the conditions to closing of the other party or parties set forth in Article VIII. In furtherance and not in limitation of the foregoing, each party hereto agrees (i) to make or cause to be made an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement as promptly as practicable (and in any event within five (5) Business Days) after the date hereof and to request and use reasonable best efforts to obtain early termination of the waiting period under the HSR Act; (ii) to make, or cause to be made, a filing of the short form notification referred to in subsection 123(1) of the Competition Act as promptly as practicable (and in any event within five (5) Business Days) after the date hereof; and (iii) to supply as promptly as reasonably practicable any additional information and documentary material that may be requested by any Governmental Entity pursuant to the HSR Act or the Competition Act.

     (b) Further, and without limiting the generality of the rest of this Section 5.3, each of the parties shall cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry and shall promptly (i) furnish to the other such necessary information and reasonable assistance as the other parties may request in connection with the foregoing, (ii) inform the other of any communication from any Governmental Entity regarding any of the transactions contemplated by this Agreement, and (iii) provide counsel for the other parties with copies of all filings made by such party, and all correspondence between such party (and its advisors) with any Governmental Entity and any other information supplied by such party and such party’s Subsidiaries to a Governmental Entity or received from such a Governmental Entity in connection with the transactions contemplated by this Agreement; provided, however, that materials may be redacted (x) to remove references concerning the valuation of the Transferred Companies, (y) as necessary to comply with contractual arrangements and (z) to remove information concerning Affiliates of Purchaser. Each party hereto shall, subject to applicable Law, permit counsel for the other parties to review in advance, and consider in good faith the views of the other parties in connection with, any proposed written communication to any Governmental Entity in connection with the transactions contemplated by this Agreement. The parties agree not to participate, or to permit their Subsidiaries to participate, in any substantive meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it consults with the other parties in advance and, to the extent not prohibited by such Governmental Entity, gives the other parties the opportunity to attend and participate.

     (c) Further, and without limiting the generality of the rest of this Section 5.3, Purchaser shall take any and all steps necessary to avoid or eliminate each and every impediment under any antitrust, competition, or trade regulation or other Law that may be asserted by any Governmental Entity or private party with respect to this Agreement so as to make effective as promptly as practicable the transactions contemplated by this Agreement and to avoid any suit or proceeding, which would otherwise have the effect of preventing or delaying the Closing beyond the Outside Date. The steps involved in the preceding sentence shall include, without limitation, (i) defending through litigation on the merits, including appeals, any claim asserted in any court or other proceeding by any party; (ii) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of such assets or businesses of Purchaser (including its Subsidiaries and Affiliates) or the Transferred Companies, including entering into customary ancillary agreements on commercially reasonable terms relating to any such sale, divestiture or disposition of such assets or businesses; (iii) agreeing to any limitation on the conduct of Purchaser (including its Subsidiaries and Affiliates) or the Transferred Companies; or (iv) agreeing to take any other action as may be required by a Governmental Entity in order (A) to obtain all necessary consents, approvals and authorizations as soon as reasonably possible, and in any event before the Outside Date, (B) to avoid the entry of, or to have vacated, lifted, dissolved, reversed or overturned any decree, judgment, injunction or other Order, whether temporary, preliminary or permanent, that is in effect in any Action and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement, or (C) to effect the expiration or termination of any waiting period, which would otherwise have the effect of preventing or delaying the Closing beyond the Outside Date. At the request of Purchaser, Sellers shall agree to take, or cause the Transferred Companies to take, in Seller’s sole discretion, any action with respect to the Transferred Companies or any of their Subsidiaries in the two preceding sentences, provided that any such action is conditioned upon (and shall not be completed prior to) the consummation of the transactions contemplated by this Agreement. Each of Parent and Purchaser shall not, and shall cause each of its Subsidiaries and Affiliates not to, take any action which is intended to or which would reasonably be expected to adversely affect the ability of any of the parties hereto to obtain (or cause delay in obtaining) any necessary approvals of any Governmental Entity required for the transactions contemplated by this Agreement, to perform its covenants and agreements under this Agreement, or to consummate the transactions contemplated by this Agreement.

     (d) Purchaser shall use its reasonable best efforts to obtain the proceeds of the Financing on the terms and conditions described in the Commitment Letters (or, at Purchaser’s option, on other terms, not imposing any additional conditions precedent to the initial funding of the Debt Financing and not otherwise reasonably likely to cause any material delay in the initial funding of the Debt Financing), including using reasonable best efforts to (i) negotiate definitive agreements with respect to the Debt Financing consistent with the terms and conditions contained in the Debt Commitment Letter, (ii) satisfy on a timely basis (or obtain the waiver of) all conditions applicable to Purchaser in such definitive agreements and (iii) cooperate with Parent in connection with the preparation and delivery of the Required Information by July 16,

2007. Purchaser shall use its reasonable best efforts to comply with its obligations, and enforce its rights, under the Commitment Letters. In the event that (x) all or any portion of the Debt Financing structured as high yield financing has not been consummated on or before the date on which Closing is required to occur in accordance with Section 2.3, (y) all conditions to the obligations of the parties to close contained in Sections 8.1 and 8.2 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at Closing) and (z) the bridge facilities contemplated by the Debt Commitment Letter are available on the terms and conditions described in the Debt Commitment Letter, Purchaser shall draw down on such bridge facilities to replace the high yield financing or portion thereof that has not been consummated no later than the time Purchaser is obligated to close pursuant to the terms hereof. Purchaser shall give Parent prompt notice of any breach by any party to the Commitment Letters of which Purchaser has become aware or any purported termination of the Commitment Letters. Purchaser shall not, without the prior written consent of Parent, (x) permit any amendment or modification to, or any waiver of any material provision or remedy under, the Commitment Letters if such amendment, modification, waiver or remedy adds new (or adversely modifies any existing) conditions to the consummation of the Financing or reduces the amount thereof, or (y) terminate or permit termination of any of the Commitment Letters. In the event that any portion of the Debt Financing becomes unavailable on the terms and conditions set forth in the Debt Commitment Letters, regardless of the reason therefor, Purchaser will (i) use its reasonable best efforts to obtain alternative debt financing (in an amount sufficient, when taken together with the proceeds from the Cash Equity, to pay the Purchase Price including any adjustments thereto) on terms no less favorable than those in the Debt Commitment Letters, including from other sources, and which do not include any conditions to the consummation of such alternative debt financing that are more onerous than the conditions precedent to the Debt Financing set forth in the Debt Commitment Letters, and (ii) promptly notify Parent of such unavailability and the reason therefor. In addition, notwithstanding anything in this Agreement to the contrary, one or more Commitment Letters may be superseded at the option of Purchaser after the date of this Agreement but prior to the Closing Date by instruments (the “New Financing Commitments”) that replace existing Commitment Letters, provided that the terms of the New Financing Commitments shall not (A) expand upon the conditions to the Closing Date drawdown to the Debt Financing as set forth in the Commitment Letters in any material respect, (B) reduce the amount of the Debt Financing, or (C) reasonably be expected to delay the Closing. In such event, the term “Commitment Letters” as used herein shall be deemed to include the Commitment Letters that are not so superseded at the time in question and the New Financing Commitments to the extent then in effect. Notwithstanding the foregoing, compliance by Purchaser with this Section 5.3(d) shall not relieve Purchaser of its obligation to consummate the transactions contemplated by this Agreement whether or not the Financing is available.

     (e) Parent shall use reasonable best efforts to, and shall use reasonable best efforts to cause the Transferred Companies and their Subsidiaries to, cause the respective officers, employees, and advisors, including legal and accounting, of Parent and the Transferred Companies and their Subsidiaries to, provide to Purchaser all cooperation, on a timely basis, reasonably requested by Purchaser that is reasonably necessary and customary in connection with the Financing (provided that such requested cooperation shall not unreasonably interfere with the operation of the Business or Parent’s or its Subsidiaries’ other businesses), including:

          (1) causing senior management and other appropriate employees of the Business (A) upon reasonable advance notice by Purchaser and on a reasonable number of occasions, to be available on a customary basis for meetings, including management and other presentations and “road show” appearances, rating agency presentations, participation in due diligence sessions, and the preparation of disclosure documents in connection with any such financing and (B) to provide reasonable and customary management and legal representations to auditors and reasonable and timely assistance with the preparation of business projections and similar materials, provided that any private placement memoranda in relation to high-yield debt securities need not be issued by any Transferred Company or any of its Subsidiaries, provided further that any such memoranda or prospectuses shall contain disclosure and financial statements with respect to the Transferred Companies and their Subsidiaries;

          (2) providing reasonable assistance in the timely preparation of offering memoranda, prospectuses, rating agency, lender and investor presentations, syndication or information memoranda, marketing materials and other similar documents, if applicable, including but not limited to causing management and other personnel to participate in related drafting sessions; provided that Parent, the Transferred Companies, their Subsidiaries and their respective officers, employees and advisers shall only be required to provide such assistance with respect to preparation of a prospectus or offering memorandum to the extent such prospectus or offering memorandum is prepared in accordance with customary practices for an offering of debt securities made pursuant to Rule 144A under the Securities Act and consistent with the requirements of the Securities Act for such an offering pursuant to Rule 144A, as customarily applied to such an offering (but in no case shall Parent be required to provide financial statements other than those provided under Section 3.6(a) of this Agreement and those required to be provided under clause (3) of this Section 5.3(e));

          (3) timely furnishing such financial and other information regarding the Business as shall exist or become available (or if not existing, using its reasonable best efforts to prepare such financial or other information) as may be reasonably requested by Purchaser, and in any event including all audited financial statements, all unaudited financial statements (which shall have been reviewed by the independent registered public accountants of Parent as provided in Statement on Audited Standards No. 100) and all appropriate pro forma financial statements, prepared in accordance with GAAP, and all other data and information (including management’s discussion and analysis of financial condition and results of operations, and, with respect to any audited financial statements, the auditors’ report thereon), of the type required by Regulation S-X and Regulation S-K under the Securities Act (excluding information required by Rule 3-10 of Regulation S-X other than basic narrative information) or of the type and form that would customarily be provided in a private placement of debt securities pursuant to Rule 144A under the Securities Act, to consummate any offering of securities contemplated by the Debt Commitment Letter (or any alternative financing) at the time during the fiscal year of the Business that such offering will be made, or that would be necessary to receive customary “comfort” (including without limitation “negative assurance” comfort) from independent registered public accountants in connection therewith (such information, together with any replacements or restatements thereof, and supplements thereto, if any such information would go stale or otherwise be unusable for such purpose and, in the case of annual financial statements, the auditors’ report thereon, and customary auditor comfort letters with respect to all such information, the “Required Information”), but in no event shall Parent or its Subsidiaries be required to furnish audited or unaudited financial statements with respect to any period prior to the fiscal year ended January 29, 2006 (other than unaudited selected financial data for 2002, 2003 and 2004);

          (4) obtaining consents of accountants for use of their reports in any materials relating to the Debt Financing and accountants’ comfort letters and legal opinions, as reasonably requested by Purchaser;

          (5) taking all actions reasonably necessary to (A) permit prospective financing providers involved in the Debt Financing to evaluate the Business’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements and (B) establish bank and other accounts and blocked account agreements and lockbox arrangements in connection with the foregoing;

          (6) executing and delivering any pledge and security documents, other definitive financing documents, or other certificates or documents as may be reasonably requested by Purchaser (including using its reasonable best efforts to deliver a certificate of the chief financial officer of the Business (but not Parent) or one or more of the Transferred Companies (or the functional equivalent) with respect to solvency matters) and otherwise facilitating the pledging of, and granting, recording and perfection of security interests in share certificates, securities and other collateral, and obtaining surveys and title insurance as reasonably requested by Purchaser; and

          (7) preparing and delivering the Required Information to Purchaser on or before noon Eastern Daylight Time on July 16, 2007.

     The foregoing notwithstanding, (a) no person who is a director of any of the Transferred Companies or any of their Subsidiaries at any time prior to the Closing (such person, a “Pre-Closing Director”) shall be required to take any action with respect to the foregoing in such person’s capacity as a director, and none of the Parent, the Transferred Companies, or their Subsidiaries shall be obligated to take any action that requires action or approval by the Pre-Closing Directors, and (b) no obligation of the Transferred Companies or any of their Subsidiaries or representatives undertaken pursuant to the foregoing shall be effective until the Closing. Purchaser shall, promptly upon request of Parent, reimburse Parent for all reasonable out-of-pocket costs incurred from and after the date hereof by Parent or any of its Subsidiaries in connection with such cooperation. Purchaser shall indemnify and hold harmless Parent and its Subsidiaries for and against any and all losses suffered or incurred by them in connection with the arrangement of the Financing (other than to the extent such losses arise from the willful misconduct or bad faith of Parent or any of its Affiliates) and any information utilized in connection therewith (other than information provided in writing by Parent or any of its Affiliates). Parent hereby consents to the use of the logos of the Business solely in connection with the Financing prior to the Closing; provided that such logos are used in a manner that is not intended to nor reasonably likely to harm or disparage Parent and its Subsidiaries or the reputation or goodwill of Parent and its Subsidiaries and their respective trademarks.

     5.4 Conduct of Business. (a) From the date of this Agreement through the earlier of the Closing or the termination of this Agreement, except as otherwise expressly contemplated by this Agreement, required by Law, or disclosed in Section 5.4 of the Parent Disclosure Schedule, after the date of this Agreement and prior to the Closing, without Purchaser’s consent (which shall not be unreasonably withheld, conditioned or delayed) Parent shall cause each Transferred Company and each Subsidiary thereof to:

          (1) conduct the Business in the ordinary course of business consistent with past practice, and maintain the assets of the Business in good operating condition suitable in all material respects for their intended purposes, ordinary wear and tear excepted;

          (2) use reasonable efforts to preserve intact their respective business organizations and goodwill, keep available the services of their respective present senior officers and key employees, and preserve the goodwill and business relationships with customers, suppliers, employees and others having business relationships with them;

          (3) not (i) amend or propose to amend their respective certificates of incorporation or by-laws or equivalent organizational documents, (ii) split, combine or reclassify their outstanding capital stock or equity interests, (iii) declare, set aside or pay any non-cash dividend or non-cash distribution to any person other than a Transferred Company or Subsidiary thereof (except as may facilitate the elimination of intercompany accounts contemplated by Section 5.7), or (iv) repurchase, redeem or otherwise acquire any shares of the capital stock or other equity interests of any Transferred Company or any Subsidiary thereof (except as may facilitate the elimination of intercompany accounts contemplated by Section 5.7);

          (4) not issue, sell, pledge, dispose of or encumber, or agree to issue, sell, pledge, dispose of or encumber, any additional shares of, or any options, warrants or rights of any kind to acquire any shares of their capital stock of any class or any debt or equity securities which are convertible into or exchangeable for such capital stock;

          (5) except for transactions among any of Parent, the Transferred Companies and their respective Subsidiaries and their respective Affiliates in the ordinary course, not (i) incur, assume, guarantee, endorse or otherwise become liable (contingently or otherwise) with respect to any Debt in excess of $5 million, other than trade accounts payable incurred in the ordinary course of business, or cancel any material third party Debt, (ii) make any acquisition of any assets, properties or rights in excess of $25 million other than acquisitions of (A) inventory in the ordinary course of business consistent with past practice or (B) properties, rights or assets already contracted by Parent, any Transferred Company or any of their respective Subsidiaries, or (iii) sell, pledge, dispose of, exclusively license or encumber any assets, properties, rights or businesses having an aggregate value of $5 million or more other than sales or dispositions of (A) inventory in the ordinary course of business consistent with past practice or (B) businesses, properties, rights or assets already contracted by Parent, any Transferred Company or any of their respective Subsidiaries;

          (6) not accelerate the receipt of amounts due with respect to Receivables, or lengthen the period for payment of accounts payable;

          (7) except as is consistent with past practice or is required by law or as is pursuant to a Combined to Separate Change or a Cox LIFO Change, not make or change any material Tax election, settle or compromise any material liability for Taxes, obtain any Tax ruling or materially amend any Tax Return, in each case, relating to any Transferred Company or any of their Subsidiaries, if such action would have a material cost to the Purchaser Indemnified Parties after Closing;

          (8) not enter into, amend, or extend any collective bargaining or other labor agreements;

          (9) not enter into or amend any employment, severance, retention, incentive or special pay agreement or arrangement with any employees of the Transferred Companies, except as required (i) pursuant to applicable Law or (ii) pursuant to contractual arrangements in effect as of the date of this Agreement;

          (10) not (A) increase the annual base salary, incentive compensation or other benefits of any executive officer or key employee of the Transferred Companies, or (B) in the case of any other employee of the Transferred Companies, materially increase any form of compensation, except, in each case, as required pursuant to contractual or incentive compensation arrangements in effect as of the date of this Agreement or as a result of any amendment to a Benefit Plan (which for this purpose shall not include the base salary of, and incentive compensation arrangements provided to, executive officers or key employees of the Transferred Companies) that is not a Transferred Company Benefit Plan that applies uniformly to employees of the Transferred Companies and similarly situated other employees of Parent and its Affiliates, or, in the case of clause (B) only, for increases in the ordinary course of business consistent with past practice;

          (11) not adopt, enter into, or amend to materially increase benefits or obligations under any Transferred Company Benefit Plan, except (i) as required pursuant to contractual arrangements in effect as of the date of this Agreement or as required or expressly permitted under this Agreement or (ii) as required by applicable Law;

          (12) not acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all of the assets of, any Person, business, business unit or division or facility;

          (13) not, except if required by a change in GAAP or applicable Law, change its accounting principles or practices or method of application of such principles or practices;

          (14) not (i) other than pursuant to the capital expenditure plan described on Section 5.4(a)(14) of the Parent Disclosure Schedule (which includes the separation plan developed by the Transferred Companies in connection with the transactions contemplated by this Agreement and the Ancillary Agreements (the “Separation Plan”)), agree to purchase capital assets with payments to be made by the Business after the Closing in an amount in excess of $2 million for any one such purchase or in excess of $15 million in the aggregate, or enter into any Contract to lease, as lessee, any capital assets with payments over the term thereof to be made by the Business after the Closing exceeding an aggregate of $25 million, or (ii) fail to make capital expenditures materially in accordance with the capital expenditure budget set forth on Section 5.4(a)(14) of the Parent Disclosure Schedule;

          (15) not enter into any Contract of the type that, if in effect on the date hereof, would be required to be listed as a Material Contract or amend any material term, condition or provision of or terminate any Material Contract, except for Contracts or amendments thereto entered into or terminated in the ordinary course of business consistent with past practice;

          (16) not enter into any settlement, consent decree or other agreement or arrangement with any third party or Governmental Entity that will materially limit or materially and adversely impact the way in which the Business may be operated after the Closing or would require the payment by the Business of any material funds after the Closing;

          (17) not adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, merger, consolidation, recapitalization or other reorganizations of the Transferred Companies; and

          (18) not agree or commit to do any of the actions set forth in the foregoing clauses (3) to (17).

     (b) Notwithstanding the above provisions of this Article V, prior to Closing, Parent may, and may cause its Affiliates to, remove all cash and cash equivalents from the Transferred Companies and their respective Subsidiaries in such manner as Parent shall determine.

     5.5 Consents. Parent shall, and shall cause each Transferred Company and any Subsidiary thereof to, reasonably cooperate (at Purchaser’s expense) with Purchaser to obtain any consents required from third parties in connection with the consummation of the transactions contemplated by this Agreement pursuant to the Material Contracts; provided, that such cooperation shall not require any expenditure of funds by Parent or any of its Affiliates other than to the extent contemplated by the Separation Plan.

     5.6 Public Announcements. Except as required by Law, each of Parent and Purchaser will consult with the other and obtain the consent of the other (which consent shall not be unreasonably withheld or delayed) before issuing any press releases or any public statements with respect to this Agreement and the transactions contemplated by this Agreement.

     5.7 Intercompany Accounts. On or prior to the Closing Date, all intercompany accounts between Parent and/or any of its Subsidiaries (other than any Transferred Company or its Subsidiaries), on the one hand, and each Transferred Company and/or its Subsidiaries, on the other hand, shall be settled or otherwise eliminated in such a manner as Parent shall determine without any further liability to any Transferred Company or its Subsidiaries. Intercompany accounts between and among any of the Transferred Companies and their respective Subsidiaries shall not be affected by this provision.

     5.8 Termination of Intercompany Arrangements. (a) Effective at the Closing, all arrangements, understandings or Contracts set forth in Section 3.17 of the Parent Disclosure Schedule shall be terminated without any party having any continuing obligation to the other, except for (i) this Agreement and the Ancillary Agreements, and (ii) other Contracts listed in Section 5.8 of the Parent Disclosure Schedule. For the avoidance of doubt, any agreements, understandings or Contracts entered into by Parent with a third party, which third party is not a Transferred Company or Subsidiary thereof, listed in Section 3.17 of the Parent Disclosure Schedule shall not be terminated pursuant to this Agreement; however, except to the extent expressly provided in the Transition Services Agreement or otherwise agreed to by Parent and Purchaser, the Transferred Companies and their Subsidiaries shall no longer receive any benefits under such agreements, understandings or Contracts.

     (b) Effective from and after Closing, Parent’s private label credit card (the “Private Label Credit Card”) will cease to be available for application or accepted at any Transferred Company or Subsidiary thereof, except with respect to the MRO business, at which the Private Label Card will continue to be accepted through the expiration of its current catalogue. In respect thereof, Purchaser shall promptly after the Closing (or, in the case of the MRO business, after the existing catalogue expires) cause the Transferred Companies and their respective Subsidiaries (which Transferred Companies and Subsidiaries, prior to Closing, accepted the Private Label Credit Card) to inform customers of such Transferred Companies that the Private Label Credit Card will no longer be accepted at such Transferred Company or Subsidiary. Parent shall be afforded the opportunity to review in advance and approve any form of any communication concerning the Private Label Credit Card.

     5.9 Guarantees; Commitments. (a) After the Closing, Purchaser and the Transferred Companies, jointly and severally, shall forever indemnify, defend and hold harmless Parent and any of its Affiliates against any Losses that Parent or any of its Affiliates suffers, incurs or is liable for by reason of or arising out of or in consequence of: (i) Parent or any of its Affiliates issuing, making payment under, being required to pay or reimburse the issuer of, or being a party to, any guarantee, indemnity, surety bond, letter of credit, letter of comfort or other obligation to the extent relating to the Business, including those listed in Section 5.9(a) of the Parent Disclosure Schedule and the Substituted Guarantees (collectively, the “Indemnified Guarantees”); (ii) any claim or demand for payment made on Parent or any of its Affiliates with respect to any of the Indemnified Guarantees; or (iii) any Action, claim or proceeding by any Person who is or claims to be entitled to the benefit of or claims to be entitled to payment, reimbursement or indemnity with respect to any Indemnified Guarantees.

     (b) Purchaser shall use its reasonable best efforts to cause itself or the Transferred Companies or their respective Subsidiaries to be substituted in all respects for Parent and any of its Affiliates, and for Parent and its Affiliates to be released, effective as of the Closing, in respect of all obligations of Parent and any of its Affiliates under each of the guarantees, indemnities, letters of credit, surety bonds, letters of comfort, commitments, understandings, agreements and other obligations of such Persons related to the Business listed in Section 5.9(b) of the Parent Disclosure Schedule (collectively, the “Substituted Guarantees”). In furtherance and not in limitation of the preceding, at Parent’s request Purchaser will and will cause the Transferred Companies to, assign or cause to be assigned, any lease underlying a Substituted Guarantee to an Affiliate of Purchaser meeting the applicable net worth and other requirements in such lease to give effect to the provisions of the preceding sentence. For any items listed in Section 5.9(b) of the Parent Disclosure Schedule for which Purchaser or any Transferred Company or Subsidiary thereof, as applicable, is not substituted in all respects for Parent and its Affiliates (and for which Parent and its Affiliates are not released) effective as of Closing, Purchaser shall continue to use its reasonable best efforts and shall cause the Transferred Companies and their Subsidiaries to use their reasonable best efforts to effect such substitution and release after the Closing.

     (c) After the Closing, with respect to any lease of Leased Real Property that is guaranteed by Parent or its Affiliates pursuant to an Indemnified Guarantee (a “Guaranteed Lease”), Purchaser and the Transferred Companies shall not (and they shall ensure that the tenants under the respective Guaranteed Leases shall not) take any action that increases or has the effect of increasing Parent’s or its Affiliates’ obligations under such Guaranteed Lease beyond the obligations of Parent or its Affiliate, as the case may be, as in existence on the Closing Date.

     5.10 Litigation Support. In the event and for so long as either party is prosecuting, contesting or defending any legal proceeding, Action, investigation, charge, claim, or demand by a third party in connection with (a) any transactions contemplated under this Agreement, or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, in connection with or arising from the Business or the Transferred Companies or their respective Subsidiaries, and any of the foregoing require the other party’s cooperation due to such party’s ownership of the Business or the Transferred Companies at the relevant time, the requested party shall, and shall cause its Subsidiaries and controlled Affiliates (and its and their officers and employees) to, cooperate reasonably with the requesting party and its counsel, at the requesting party’s expense for any out-of-pocket expenses, in such prosecution, contest or defenses, including, without limitation, making available its personnel, and providing such testimony and access to its books and records as shall be reasonably necessary in connection with such prosecution, contest or defense, subject to appropriate confidentiality measures.

     5.11 Transfer of Intellectual Property Rights.

     (a) Upon the terms and subject to the conditions set forth herein, at the Closing Date, Parent shall cause the IP Seller and any other controlled Affiliate that owns Transferred IP to sell, assign, transfer, convey and deliver to Purchaser (or one or more Affiliates of Purchaser designated by Purchaser), and Purchaser shall (or shall cause one or more of its permitted assignees to) purchase and acquire from the IP Seller or such controlled Affiliate, free and clear of all Liens other than Permitted Liens, all of the IP Seller’s or such controlled

Affiliate's right, title and interest in and to the Intellectual Property Rights set forth on Section 5.11(a) of the Parent Disclosure Schedule (the “Transfer of Intellectual Property Rights”). Parent and the IP Seller shall promptly take such further actions and execute such documents as are reasonably required to confirm such purchase and sale. The Transfer of Intellectual Property Rights shall not become effective unless and until the occurrence of the Closing.

     (b) Nothing in this Section 5.11 nor the consummation of the transactions contemplated hereby shall be construed as an attempt or agreement to assign any Intellectual Property Right which by its terms or by Law is nonassignable without the consent of a third party or a Governmental Entity or is cancelable by a third party in the event of an assignment unless and until such consent shall have been obtained. Upon receipt of any such consent, this Agreement shall be deemed to sell, assign, transfer, convey and deliver such Intellectual Property Rights, as listed in Section 5.11 of the Parent Disclosure Schedule.

     (c) In the event that, for any reason, an Intellectual Property Right listed on Section 5.11 of the Parent Disclosure Schedule cannot be sold, assigned, transferred or conveyed to Purchaser (or one or more Affiliates of Purchaser designated by Purchaser) at the Closing as contemplated by this Agreement, the IP Seller or such controlled Affiliate will, to the extent permitted by Law and by the terms of the Intellectual Property Right, grant to Purchaser (or one or more Affiliates of Purchaser designated by Purchaser) a perpetual license to use such Intellectual Property Right.

     (d) To the extent that any portion of copyrighted works, Software or Trade Secrets that do not exclusively depict or refer to a portion of Parent's or its Affiliates' business (other than the Business) or that are not transferred to the Purchaser pursuant to this Agreement or covered by the Private Label Products License Agreement or the Strategic Purchase Agreement, other than Marked Materials that are wholly owned and assignable, owned by Parent or its Affiliates are primarily used in the Business as of the Closing Date, Parent shall, and shall cause such Affiliates, not to assert any claims or rights, bring any suit, or institute any other action based on infringement or misappropriation of such copyrightable works, Software or Trade Secrets against Purchaser, the Transferred Companies, their Subsidiaries (including authorized subcontractors), or any customers of each Transferred Company and its Subsidiaries, based upon the continued use thereof. This covenant not to sue shall extend in perpetuity to the Purchaser, the Transferred Companies, their Subsidiaries and their respective successors and assigns.

     5.12 Ancillary Agreements. At or prior to Closing, Parent, Purchaser and certain Transferred Companies shall execute and deliver the Ancillary Agreements in the forms set forth in Exhibits hereto.

     5.13 Debt. At or prior to Closing, Parent shall cause there to be no outstanding Debt as of immediately prior to the Closing other than the obligations referred to in clause (iii) in the definition of Debt; Parent’s obligations under this covenant shall survive the Closing; provided, however, that Parent shall retain the obligations with respect to the payment of deferred purchase price under the acquisitions agreements and in the amounts set forth on Section 5.13 of the Parent Disclosure Schedule. With respect to the agreements set forth on

Section 5.13 of the Parent Disclosure Schedule, Purchaser shall, and shall cause the Transferred Companies and their Subsidiaries to, reasonably cooperate with Parent (at Parent’s expense) in pursuing any potential claims and taking any other action reasonably requested by Parent which could be set off against or otherwise reduce Parent’s obligations retained pursuant to the preceding sentence.

     5.14 No Shop. Parent shall not, and shall cause its Affiliates not to (and shall cause its and their respective directors, officers, employees, representatives and agents not to) do any of the following with any third party (other than with Purchaser regarding the transactions contemplated by this Agreement): (i) discuss, negotiate, authorize, assist, participate in, recommend, propose or enter into, either as the proposed surviving, merged, acquiring or acquired corporation, any transaction involving a merger, consolidation, business combination, purchase or disposition of (A) other than in the ordinary course of business, a material amount of the business or assets of or (B) any capital stock of or other equity interest in, the Transferred Companies (any such transaction, an “Acquisition Transaction”), (ii) facilitate, encourage, solicit or initiate discussions, negotiations or submissions of proposals or offers from any third party in respect of an Acquisition Transaction or (iii) furnish or cause to be furnished to any third party any non-public information concerning the Business or the Transferred Companies in connection with an Acquisition Transaction.

     5.15 Non-Compete. For a period of three (3) years from the Closing Date, Parent shall not, and shall cause its controlled Affiliates not to, directly or indirectly, acquire a 5% or greater interest in any of the entities listed on Section 5.15 of the Purchaser Disclosure Schedule or any business or division thereof that competes with the Business as conducted as of the Closing Date. From and after the Closing, (i) all information provided by the Transferred Companies to Parent and its Affiliates containing information with respect to customers of the Transferred Companies shall be the sole property of Purchaser, (ii) Parent shall, or shall cause its applicable Affiliates to, destroy all copies of such information in the possession of Parent and its Affiliates other than the copy provided to the Transferred Companies and (iii) Parent shall not, and shall cause its Affiliates not to, make any use of such customer information in the conduct of their respective businesses in any way materially detrimental to the lines of business engaged in by the Transferred Companies.

     5.16 Non-Solicit; No Hire. From the date hereof until the second anniversary of the Closing Date, Parent shall not, and shall cause its Affiliates not to, directly or indirectly, employ or solicit for employment any Transferred Company Employee who (i) is a current participant in Parent’s Management Incentive Plan, (ii) is eligible to participate in the Company’s sales commission program, or (iii) is a branch manager or warehouse supervisor (each a “Restricted Employee”); provided, however, that this Section 5.16 shall not prohibit Parent or any of its Affiliates from employing or attempting to employ (i) any such individual who responds to a general solicitation or advertisement that is not directed specifically to Restricted Employees, (ii) any such individual who contacts Parent or any Affiliate of Parent on his or her own initiative without any direct or indirect solicitation (other than general solicitations described in the foregoing clause (i)), or (iii) any such individual who is no longer a Transferred Company Employee at the time of Parent’s or any Affiliate of Parent’s first contact with them with respect to possible employment.

     5.17 Separation of Data. To the extent required under applicable Law, Parent shall use reasonable best efforts (and shall cause its Affiliates to use their reasonable best efforts) to separate logically the systems and data of the Business from the systems and data of Parent and its Affiliates (other than the Transferred Companies and their Subsidiaries) as promptly as practicable, in such a manner that the systems and data of the Business are not accessible to Parent and its Affiliates after the Closing, except as and to the extent otherwise set forth in the Transition Services Agreement.

     5.18 Use of Names and Marks. (a) To the extent the trademarks, service marks, trade dress, brands or trade, corporate or business names of the Parent or of any of the Parent’s Affiliates (other than the Transferred Companies and their Subsidiaries) (the "Parent Marks") are used by the Business on any literature and materials created prior to the Closing for internal enterprise-wide use (“Marked Materials”), the Purchaser may use such Marked Materials for a period of 180 days from the date hereof without altering or modifying such Marked Materials, or removing such Parent Marks, but the Purchaser shall not thereafter use such Parent Marks in any other manner except as provided in the Private Label Products License Agreement or without the prior written consent of the Parent. Notwithstanding anything to the contrary herein, nothing herein shall require Purchaser or its Affiliates to remove any such Parent Mark from any assets or materials labeled with any such Parent Mark retained for archival or compliance purposes or Software used solely internally by the Purchaser and its Affiliates.

     (b) After the Closing, Parent shall not and shall not permit any Affiliate to, directly or indirectly, use or do business, or allow any Affiliate to use or do business, or assist any third party in using or doing business, under the names and marks “HD Supply” or any of the other names or marks primarily used by the Business prior to the Closing (or any other name confusingly similar to such names and marks). Notwithstanding anything to the contrary herein, nothing herein shall require Parent or its Affiliates to remove any such mark from any assets or materials labeled with any such mark retained for archival or compliance purposes or Software used solely internally by Parent and its Affiliates.

ARTICLE VI

EMPLOYEE MATTERS COVENANTS

     6.1 Employees and Compensation. (a) Commencing immediately upon the Closing Date, Purchaser shall cause the Transferred Companies or their respective Subsidiaries to continue the employment of each Transferred Company Employee. The provisions of this Article VI are solely for the benefit of the parties to the Agreement, and no employee or former employee of the Transferred Companies or their respective Subsidiaries or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of this Agreement as a result of this Article VI. In no event shall any provision of this Article VI be deemed to create or amend any employee benefit plan or to create any enforceable rights under any such plan.

     (b) From and after the Closing Date, Purchaser shall assume and honor, and shall cause the Transferred Companies or their respective Subsidiaries to assume and honor, (i) all Employment Agreements and Transferred Company Benefit Plans and all liabilities thereunder in accordance with their terms as in effect immediately before Closing, and (ii) all collective bargaining agreements (and Multiemployer Plan obligations) in respect of Transferred Company Employees. Without limiting the generality of the foregoing, Purchaser agrees following the Closing Date to cause the Transferred Companies or their respective Subsidiaries to assume and honor, each of the agreements and plans listed on Section 6.1(b)(i) of the Parent Disclosure Schedule (the “Retention Arrangements”) and not to make any amendment or modification to any of the Retention Arrangements that would be adverse to participants without the consent of the affected parties. Notwithstanding the foregoing, Parent shall reimburse Purchaser for the payment of the retention and/or transaction bonuses specifically identified on Section 6.1(b)(ii) of the Parent Disclosure Schedule (the “Retention Payments”) and paid to the Transferred Company Employees pursuant to the terms of and subject to the satisfaction of the conditions of the Retention Arrangements. Following the Closing Date (and at least two weeks prior to the payment date for any Retention Payment), Parent shall provide Purchaser with a retention payment spreadsheet(s) setting forth (i) the names of the Transferred Company Employees eligible for Retention Payments under the applicable Retention Arrangements, (ii) the amount(s) of any such retention payment, (iii) the date of payment thereof and (iv) whether a release of claims is required (the “Retention Spreadsheet”). Subject to the eligible Transferred Company Employee’s satisfaction of the conditions to receipt of payment under the applicable Retention Arrangement (including the execution, delivery and non-revocation of a release of claims), Purchaser shall timely satisfy the Retention Payment obligations under the Retention Arrangements in accordance with the details set forth on the Retention Spreadsheet. If the employment of a Transferred Company Employee who is eligible for a Retention Payment is terminated prior to the payment date, prior to any payment, Purchaser shall notify Parent of the circumstances of such termination and Parent shall determine whether any Retention Payment is payable and shall direct Purchaser whether or not to pay any such amount. Unless there is an objection or dispute, Parent shall contemporaneously reimburse Purchaser in an amount equal to the aggregate amount of the Retention Payments to be paid by Purchaser hereunder. Purchase shall provide Parent a copy of any release of claims required under such Retention Arrangements. Any objections or disputes with respect to a Retention Payment invoice shall be resolved between Parent and Purchaser (and, to the extent necessary, an outside independent consultant or accountant) within fifteen (15) days following Parent’s objection, unless the Parties consent to a longer period. Notwithstanding the foregoing, at Parent’s election, Parent or one of its Affiliates may pay all or a portion of the Retention Payments at or prior to the time Purchaser would have otherwise made the applicable payment under this Section 6.1(b), in which case, Purchaser and its Affiliates shall have no rights or obligations under this Section 6.1(b) with respect to such Retention Payments paid by Parent or one of its Affiliates.

     (c) Parent shall reimburse Purchaser for a portion of annual bonuses in respect of the 2007 fiscal year of Parent representing service from the period commencing on January 29, 2007 and ending on the Closing Date to each eligible Transferred Company Employee who continues to be employed by Purchaser on February 3, 2008 (the amount of such portion for any such employee, the “Pre-Closing Bonus”). The Pre-Closing Bonuses shall be determined by Parent, in its sole discretion, in accordance with the terms of the applicable Parent annual incentive bonus plan in which the applicable Transferred Company Employee is eligible to participate as of the date hereof (if any) and/or any individual agreement entered into between Parent or one of its Affiliates and such Transferred Company Employee prior to the date hereof.

No later than March 31, 2008, Parent shall provide Purchaser with a Pre-Closing Bonus payment spreadsheet setting forth (i) the names of the eligible Transferred Company Employees, (ii) the Pre-Closing Bonuses and (iii) the date of payment thereof (the “Pre-Closing Bonus Spreadsheet”). If the employment of a Transferred Company Employee who is potentially eligible for a Pre-Closing Bonus is terminated prior to February 3, 2008, Purchaser shall notify Parent of the circumstances of such termination and Parent shall determine whether any Pre-Closing Bonus is payable and shall direct Purchaser whether or not to pay any such bonus. Unless there is an objection or dispute, Parent shall contemporaneously reimburse Purchaser in an amount equal to the aggregate amount of the Pre-Closing Bonuses to be paid by Purchaser hereunder. Any objections or disputes with respect to a Pre-Closing Bonus payment invoice shall be resolved between the Parent and Purchaser (and, to the extent necessary, an outside independent consultant or accountant) within fifteen (15) days following Parent’s objection, unless the Parties consent to a longer period. Notwithstanding the foregoing, at Parent’s election, Parent or one of its Affiliates may pay all or a portion of the Pre-Closing Bonuses, in each case, either prior to or following the Closing Date (but in no event later than March 31, 2008), in which case, Purchaser and its Affiliates shall have no rights or obligations under this Section 6.1(c) with respect to such Pre-Closing Bonuses paid by Parent or one of its Affiliates.

     6.2 Welfare Benefits Plans. (a) The participation by Transferred Company Employees in Welfare Plans that are Parent Benefit Plans shall continue until immediately prior to the Closing Date. Effective as of the Closing Date, Purchaser shall ensure commencement of coverage for each Transferred Company Employee who was a participant in the Company’s Welfare Plans as of the Closing Date in Welfare Plans maintained by Purchaser and its Affiliates (it being understood that for this purpose the provision of benefits to the Transferred Company Employees under the Parent Welfare Plans (as defined in the EBTA) during the Welfare Plan Transition Period (as defined in the EBTA) shall fulfill Purchaser’s obligations with respect to the provision of the types of welfare benefits provided under the EBTA).

     (b) Except as otherwise provided in this Article VI, (i) Parent and its Affiliates shall be solely liable for any claims for Welfare Benefits that are incurred by or with respect to any Transferred Company Employee and his or her beneficiaries or dependents under a Parent Benefit Plan before the Closing Date, and (ii) Purchaser shall be solely liable for any claims for Welfare Benefits that are incurred by or with respect to any Transferred Company Employee and his or her beneficiaries or dependents on or after the Closing Date (provided that with respect to claims incurred under the Parent Welfare Plans during the Welfare Plan Transition Period, the terms of Purchaser’s liability are set forth in the EBTA). For purposes of the foregoing, the following claims and liabilities shall be deemed to be incurred as follows: (x) life, accidental death and dismemberment and business travel accident insurance benefits, upon the death, disability or accident giving rise to such benefits; (y) hospital-provided health, dental, prescription drug or other benefits, which become payable with respect to any hospital confinement, upon commencement of such confinement; and (z) medical, dental, and vision, when the services are rendered, the supplies are provided or prescribed medication is acquired by the participant, and not when the condition arose.

     (c) With respect to the coverage of the Transferred Company Employees under Purchaser’s Welfare Plans, (i) each such employee’s credited service with Parent and its Affiliates shall be credited against any waiting period applicable to eligibility for enrollment of new employees under Purchaser’s Welfare Plans; (ii) limitations on benefits due to pre-existing conditions shall be waived for any Transferred Company Employee enrolled in any Welfare Plan maintained by Parent and its Affiliates (which shall include for this purpose the Parent Welfare Plans in which a Transferred Company Employee participated during the Welfare Plan Transition Period) as of the Welfare Plan Transition Period End Date to the extent waived under such plans; and (iii) any out-of-pocket annual maximums and deductibles taken into account under the Parent Group Health Plan for any Transferred Company Employee in the plan year that contains the Welfare Plan Transition Period End Date shall be credited under Purchaser’s Welfare Plans for the same year. With respect to aggregate lifetime maximum benefits available under Purchaser’s Welfare Plans, a Transferred Company Employee’s prior claim experience under any of the component programs of the Welfare Plan maintained by Parent and its Affiliates will not be taken into account.

     (d) Effective as of the Closing Date, Purchaser shall be responsible for, and shall assume all liability with respect to, providing the notices and making available the health care continuation coverage, all as required by Section 4980B of the Code, for all of the Transferred Company Employees and their respective covered dependents, whose qualifying events (as defined in Code Section 4980B) occur on or after the Closing Date (it being understood that for this purpose the Purchaser’s satisfaction of its obligations with respect to COBRA coverage during the Welfare Plan Transition Period as set forth in the EBTA shall fulfill Purchaser’s obligations under this Section 6.2(d)).

     (e) Notwithstanding anything in this Agreement to the contrary, (i) if any Transferred Company Employee has become disabled (within the meaning of the applicable short-term disability plan of Parent and its Affiliates) on or prior to the Closing Date, any short-term disability salary continuation income benefits relating to such disability shall be paid under the terms of such short-term disability program as in effect immediately through the Closing Date and, following the Closing Date, shall be the sole responsibility of Purchaser, and (ii) Purchaser shall be solely responsible for short-term disability salary continuation income benefits of any Transferred Company Employee (or new employee of the Business) who becomes disabled during the Welfare Plan Transition Period. Any Transferred Company Employee who becomes disabled (within the meaning of the applicable long-term disability plan of the Parent) while covered by such plan on or prior to the Welfare Plan Transition Period End Date shall be eligible for benefits under the terms of such plan. From and after the Closing Date, any right to reemployment for any Transferred Company Employees who are on short-term or long-term disability as of immediately prior to the Closing Date shall be the obligation of Purchaser and its Affiliates and not of Parent and its Affiliates.

     (f) From and after the Closing Date, (i) Purchaser shall assume and honor, and shall cause the Transferred Companies and their Subsidiaries to honor, all unused vacation and other paid time-off days of the Transferred Company Employees that accrued prior to the Closing Date, and (ii) Purchaser shall sponsor a paid time-off policy that applies to each Transferred Company Employee and shall take into account service with Parent and its Affiliates as provided in Section 6.4(a). Notwithstanding the foregoing, in the event that Parent or one of its Affiliates is required under applicable Law to make a payment in settlement of accrued vacation or paid time off of any Transferred Company Employee, Purchaser shall reimburse and hold harmless Parent and its Affiliates for such payment to the extent such liability was reflected on the Closing Statement or Adjusted Closing Statement, as the case may be.

     (g) Parent and Purchaser shall take all actions necessary or appropriate so that, effective as of the Closing Date, (i) the account balances (whether positive or negative) (the “Transferred Account Balances”) under the flexible spending component of the Home Depot U.S.A., Inc. Cafeteria Benefit Plan (“Parent’s Flex Plan”) of the Transferred Company Employees who are participants in Parent’s Flex Plan (the “FSA Covered Employees”) shall be transferred to one or more comparable plans of the Purchaser (collectively, the “Purchaser’s Flex Plan”); (ii) the elections, contribution levels and coverage levels of the FSA Covered Employees shall apply under the Purchaser’s Flex Plan in the same manner as under the Parent’s Flex Plan; and (iii) the FSA Covered Employees shall be reimbursed from the Purchaser’s Flex Plan for claims which have been (A) incurred at any time during the plan year of the Parent’s Flex Plan in which the Closing Date occurs and (B) submitted to the Purchaser’s Flex Plan from and after the Closing Date, on the same basis and the same terms and conditions as under the Parent’s Flex Plan. As soon as practicable after the Closing Date, and in any event within ten (10) Business Days after the amount of the Transferred Account Balances is determined, Parent shall pay Purchaser the net aggregate amount of the Transferred Account Balances, if such amount is positive, and Purchaser shall pay Parent the net aggregate amount of the Transferred Account Balances, if such amount is negative.

     6.3 Qualified Retirement Plans. The obligations of Parent and Purchaser with respect to participation by Transferred Company Employees in a defined contribution retirement plan shall be governed by the EBTA.

     6.4 Miscellaneous Employee Issues. (a) For all purposes under the employee benefit plans, practices or arrangements of Purchaser and its Affiliates providing benefits to any Transferred Company Employee after the Closing Date, each Transferred Company Employee shall be credited with all years of service for which such Transferred Company Employee was credited before the Closing Date under any similar employee benefit plans, practices or arrangements of Parent and its Affiliates, except for purposes of benefit accrual under any defined benefit pension plan or where doing so would result in any duplication of benefits.

     (b) Beginning at the Closing, all Transferred Company Employees shall be eligible for coverage under Purchaser’s workers’ compensation insurance.

     6.5 Certain Canadian Plans. Prior to the Closing Date, Parent shall cause HD Supply of Canada Inc. to establish plans (such plans, the “New Canadian Plans”) replicating the benefits provided under the HD Supply Canada Inc. Deferred Profit Sharing Plan, the HD Supply Canada Inc. Retirement Savings Plan and the HD Supply Canada Inc. Non-Registered Retirement Plan (such plans, the “Parent Canadian Plans”) meeting the requirements of applicable Canadian Law for the benefit of Canadian Transferred Company Employees. To the extent that current or former Canadian Transferred Company Employees have account balances under the Parent Canadian Plans, prior to or as soon as reasonably practicable after the Closing Date, Parent shall, or shall cause the appropriate Affiliate to, take all action required or appropriate to transfer to the appropriate New Canadian Plan the account balances and liabilities under the corresponding Parent Canadian Plan of all such current and former Canadian

Transferred Company Employees. Such transfers shall be made in cash (unless the Parent and Purchaser otherwise agree to make some or all of such transfer in kind) and, in the case of outstanding participant loans, notes equal in value to the loan account balances to be transferred. On and after the Closing, Purchaser shall assume all liabilities of Parent and its Affiliates in respect of the Parent Canadian Plans with respect to current and former Canadian Transferred Company Employees.

ARTICLE VII TAX MATTERS

     7.1 Tax Indemnity by Parent. Parent shall pay or cause to be paid, and shall indemnify the Purchaser Indemnified Parties and shall hold the Purchaser Indemnified Parties harmless from and against any and all (without duplication) (a) Taxes reportable on a Combined Tax Return, (b) any and all Income Taxes imposed on the IP Seller, (c) Income Taxes of any Person other than any Transferred Company or any of their Subsidiaries for which any Transferred Company or any of their Subsidiaries is liable by virtue of Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) as a result of being a member (or a successor to a member) of a group on or prior to the Closing Date that filed a Combined Tax Return, (d) Income Taxes that result from Purchaser, any Transferred Company or any of their Subsidiaries being required to include any income or gain for any Post-Closing Period under Section 453 of the Code (or any similar provision of state, local or foreign Tax Law) in respect of any installment sale transaction that occurred in a Pre-Closing Period, (e) any Taxes resulting from any transaction (but not any ongoing impact thereof) contemplated by Section 5.7, 5.8 or 5.13, (f) in the case of a Transferred Company or a Subsidiary (other than the Coop) that joined in filing a federal Income Tax Combined Tax Return but was not permitted to do so under the Code, federal Income Taxes of such Transferred Company or Subsidiary for the portion of the Pre-Closing Period during which such Transferred Company or such Subsidiary was (directly or indirectly) owned by Parent and joined in filing such federal Income Tax Combined Tax Return, and (g) any other Taxes for which Parent has provided indemnification under Section 7.4(a) or 7.7, in each case including any interest, penalties or additions to Tax accruing after the Closing Date on any such Taxes. Notwithstanding the foregoing, Parent shall not be responsible for (A) any Taxes arising from any action or transaction undertaken by Purchaser or the Transferred Companies or their respective Subsidiaries outside of the ordinary course of business on the Closing Date after the Closing (other than any Taxes described in Section 7.15), (B) any Transfer Taxes or (C) any Taxes (other than Taxes described in Section 7.15) resulting from the Merger or the Financing. Taxes for which Parent is responsible under this Section 7.1 are referred to as “Parent Taxes”.

     7.2 Tax Indemnity by Purchaser. Purchaser shall pay or cause to be paid, and shall indemnify the Parent Indemnified Parties and hold the Parent Indemnified Parties harmless from and against any and all Taxes (without duplication) (a) imposed on the Transferred Companies or their respective Subsidiaries, or with respect to the Transferred IP, in each case, other than Parent Taxes, (b) arising from any action or transaction undertaken by Purchaser or the Transferred Companies or their respective Subsidiaries outside of the ordinary course of business on the Closing Date after the Closing (other than any Taxes described in Section 7.15),

(c) that are Transfer Taxes or (d) resulting from the Merger or the Financing (other than any Taxes described in Section 7.15).

     7.3 Taxable Year. For purposes of this Agreement, in the case of a Straddle Period of any Subsidiary of a Transferred Company, which Subsidiary is a partnership for federal income Tax purposes, items of income, gain, loss, deduction and credit, for Income Tax purposes, shall be allocated (consistent with Treasury Regulation Section 1.1502 -76(b)(2)(vi)) between the period deemed to end at the close of the Closing Date and the period deemed to begin at the beginning of the day following the Closing Date on the basis of an interim closing of the books as of the end of the Closing Date of such Subsidiary, and the Sellers and Purchaser shall file all Tax Returns consistent with such allocation.

     7.4 Filing Responsibility. (a) Parent shall timely prepare and file or shall cause the Transferred Companies and their respective Subsidiaries to timely prepare and file (i) any Combined Tax Return, (ii) any Income Tax Returns of the IP Seller and (iii) all Tax Returns that are required to be filed by or with respect to any of the Transferred Companies or their respective Subsidiaries or the Transferred IP that are due (including extensions) on or before the Closing Date. In the case of Tax Returns, for the Pre-Closing Period described in this Section 7.4(a), except as could not reasonably be expected to adversely impact the Purchaser, the Transferred Companies, and their Subsidiaries or as is pursuant to a Combined to Separate Change or a Cox LIFO Change, (i) such Tax Returns as they relate to the Transferred Companies and their respective Subsidiaries shall, to the extent permitted by law, be prepared on a basis consistent with the past practices, elections, and methods of the Transferred Companies and their respective Subsidiaries and Parent and (ii) Parent shall not, and shall not permit any of its Affiliates to, amend any such Tax Returns unless required by law, in each case unless Parent indemnifies the Purchaser Indemnified Parties for any material costs associated with not preparing such Tax Returns on a basis consistent with such past practices, elections or methods or amending such Tax Returns or receives the written consent of Purchaser (not to be unreasonably withheld, conditioned or delayed). Parent’s consolidated federal income Tax Return for the taxable period that includes the Closing Date shall be filed in accordance with Treas. Regulation Sections 1.1502-76(b)(2)(i) and 1.1502-76(b)(2)(vi) (determined using the closing of the books method) (with no election under Treas. Regulation Section 1.1502-76T(b)(2)(ii)(D)). Parent and Purchaser agree that (x) pursuant to Treas. Regulation Section 1.1502-76(b)(1)(i), any 2006 Coop Dividends and any 2007 Coop Dividends shall be reported on Parent’s consolidated federal income Tax Return and (y) pursuant to Treas. Regulation Section 1.1502-76(b)(1)(ii)(B), interest deductions of any Transferred Company or its Subsidiary arising on the Closing Date in connection with any of the Debt Financing the expense of which is economically borne by Purchaser shall be reported on the U.S. federal (and, if applicable, state and local) Income Tax Return of Purchaser and the Transferred Companies for the taxable period that begins after the Closing Date.

     (b) Purchaser, the Transferred Companies and their respective Subsidiaries shall, except to the extent that such Tax Returns are the responsibility of Parent under Section 7.4(a) and subject to Section 7.4(c), file all other Tax Returns with respect to the Transferred Companies and their respective Subsidiaries and the Transferred IP.

     (c) Except to the extent not permitted by law, in the case of any Tax Return which Purchaser is responsible for preparing under Section 7.4(b) for a Pre-Closing Period or a Straddle Period that could have an adverse impact on Parent or any of its Affiliates, Purchaser shall, or shall cause the Transferred Companies and their respective Subsidiaries to, prepare such Tax Return consistent with the past practices, elections, and methods of the Transferred Companies and their respective Subsidiaries unless otherwise consented to by Parent in writing (not to be unreasonably withheld, conditioned or delayed), and deliver to Parent for its review and comment a copy of such proposed Tax Return at least forty (40) days prior to the due date (giving effect to any validly obtained extension thereof). In the event of any dispute between Parent and Purchaser with respect to any such Tax Return that remains unresolved after five (5) Business Days from the date such Tax Return is made available for review, the parties shall submit such dispute to a mutually acceptable Person; provided that if the parties do not agree on such Person within three (3) days after the end of such five (5) Business Day period, Parent or Purchaser may request the American Arbitration Association to select a panel of three qualified tax experts that have no material relationship with any party to this Agreement or any of its Affiliates to resolve any remaining disagreement (such mutually agreed Person or panel, the “Tax Arbiter”). The Tax Arbiter shall determine, in accordance with the terms of this Agreement, based solely on presentations by Parent and Purchaser, and not by independent review, those items in dispute on the Tax Return and shall render a written report as to the resolution, in accordance with the terms of this Agreement, of each dispute, it being understood that the parties hereto will request the Tax Arbiter to render its written report promptly, but no more than ten (10) Business Days after its engagement. The fee of the Tax Arbiter shall be borne fifty percent (50%) by Parent and fifty percent (50%) by Purchaser. Purchaser shall not file any amended Tax Return with respect to Income Taxes for a Pre-Closing Period without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding any other provision herein, Purchaser shall file any claims or related documentation in respect of any potential Private Label Sales Tax Refunds as Parent may reasonably request and in such manner as Parent may reasonably request. Except as required by a change in law or with the written consent of Parent (not to be unreasonably withheld, conditioned or delayed), Purchaser shall prepare and file all Tax Returns consistent with, and take no position or action inconsistent with, the treatment that the Coop is a cooperative subject to the provisions of Subchapter T of Chapter 1 of Subtitle A of the Code for all Pre-Closing Periods.

     7.5 Refunds, Credits and Carrybacks. (a) Subject to Sections 7.5(b) and 7.5(c), Parent shall be entitled to any refunds or credits of or against any Parent Taxes, any refunds or credits to which Parent is entitled under Section 7.10, any Private Label Sales Tax Refunds and any refunds of or credits against Taxes reported on a Combined Tax Return, Taxes listed in any of Section 7.1(a) through (g) (other than Taxes listed in Section 7.1(A), (B), or (C)) and Taxes for which Parent is entitled to be indemnified under Section 10.2. Purchaser shall be entitled to any refunds or credits of the Transferred Companies or their respective Subsidiaries of or against any Taxes other than refunds or credits to which Parent is entitled.

     (b) Purchaser shall cause the Transferred Companies and their respective Subsidiaries promptly to forward to Parent or to reimburse Parent for any refunds or credits due Parent (pursuant to the terms of this Article VII) after receipt thereof, and Parent shall promptly forward to Purchaser or reimburse Purchaser for any refunds or credits due Purchaser (pursuant to the terms of this Article VII) after receipt thereof. If a party or any of its affiliates receives a refund or credit and is required to make a payment to the other party under this Section 7.5, the amount of such payment shall be reduced by any Taxes imposed on such party or affiliate in connection with the receipt of such refund or credit (it being understood that there shall be no such reduction in respect of Private Label Sales Tax Refunds insofar as no deduction was taken for the corresponding sales Tax).

     (c) Purchaser agrees that none of the Transferred Companies or their respective Subsidiaries shall elect to carry back any item of loss, deduction or credit which arises in any taxable period ending after the Closing Date (a “Subsequent Loss”) into any taxable period ending on or before the Closing Date. If a Subsequent Loss is required by Tax Law to be carried back into any taxable period ending on or before the Closing Date, Purchaser shall be entitled to any refund of Taxes resulting therefrom.

     7.6 Tax Contests. (a) If any taxing authority asserts a Tax Claim, then the party to this Agreement first receiving notice of such Tax Claim promptly shall provide written notice thereof to the other party or parties to this Agreement; provided, however, that the failure of such party to give such prompt notice shall not relieve the other party of any of its obligations under this Article VII, except to the extent that the other party is actually prejudiced thereby. Such notice shall specify in reasonable detail the basis for such Tax Claim and shall include a copy of the relevant portion of any correspondence received from the taxing authority.

     (b) In the case of a Tax Proceeding for a Pre-Closing Period relating to an Income Tax of any of the Transferred Companies or their respective Subsidiaries or with respect to the Transferred IP (other than a Tax Proceeding in respect of a Combined Tax Return or otherwise covered by Section 7.7 below) Purchaser shall have the right and obligation to conduct, at its own expense, such Tax Proceeding; provided, however, that if such Tax Proceeding could have an adverse impact on Parent or any of its Affiliates, (i) Purchaser shall provide Parent with a timely and reasonably detailed account of each stage of such Tax Proceeding, (ii) Purchaser shall consult with Parent before taking any significant action in connection with such Tax Proceeding, (iii) Purchaser shall consult with Parent and offer Parent an opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Proceeding, (iv) Purchaser shall defend such Tax Proceeding diligently and in good faith as if it were the only party in interest in connection with such Tax Proceeding, (v) Parent shall be entitled to participate in such Tax Proceeding and attend any meetings or conferences with the relevant taxing authority, at its own expense and (vi) Purchaser shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed, of Parent.

     7.7 Parent Consolidated, Combined and Unitary Returns. Notwithstanding any other provision of this Agreement, (a) Parent shall be entitled to control in all respects, and neither Purchaser nor any of its Affiliates shall be entitled to participate in, any Tax Proceeding with respect to (i) any Tax Return of Parent or a member of the Parent Group; (ii) any Tax Return of a consolidated, combined or unitary group that includes any member of the Parent Group; or (iii) any claim or related Tax Proceeding in respect of any potential Private Label Sales Tax Refund, and (b) Parent shall not be required to provide any person with any such Tax

Return or copy thereof, provided, however, that (x) to the extent that any such Tax Returns would otherwise be required to be delivered but for this Section 7.7, the person that would be required to deliver such Tax Returns shall instead deliver pro forma Tax Returns relating solely to the Transferred Companies or their respective Subsidiaries, (y) Parent shall keep Purchaser informed of the commencement, status and nature of any issue in a Tax Proceeding that could reasonably be expected to adversely impact Purchaser, any Transferred Company or any Subsidiary thereof and (z) neither Parent nor any of its affiliates shall enter into any settlement of, or otherwise compromise any Tax Proceeding with respect to a Combined Tax Return to the extent that any such settlement or compromise could reasonably be expected to have a material cost to Purchaser, any Transferred Company or any Subsidiary without obtaining the prior written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed, unless Parent indemnifies and holds harmless the Purchaser Indemnified Parties from and against any such cost. To the extent that any Tax Proceeding described in this Section 7.7 results in any adjustment to be reflected on a Tax Return of the Transferred Companies or any of their Subsidiaries that is not described in this Section 7.7, Parent shall provide prompt notice to Purchaser and sufficient information to allow Purchaser to cause such adjustment to be reflected on such Tax Return.

     7.8 Cooperation and Exchange of Information. Not more than sixty (60) days after the receipt of a customary package of Tax information materials requests from Parent, Purchaser shall, and shall cause its Affiliates to, provide to Parent a package of Tax information materials, including schedules and work papers, requested by Parent to enable Parent to prepare and file all Tax Returns required to be prepared and filed by it with respect to the Transferred Companies and their respective Subsidiaries or the Transferred IP. Purchaser shall prepare such package in good faith and in a manner consistent with Parent’s past practice. Each party to this Agreement shall, and shall cause its Affiliates to, provide to the other party to this Agreement such cooperation, documentation and information as either of them reasonably may request in (i) filing any Tax Return, amended Tax Return or claim for refund, (ii) determining a liability for Taxes or an indemnity obligation under this Article VII or a right to a refund of Taxes, or (iii) conducting any Tax Proceeding. Such cooperation and information shall include providing necessary powers of attorney, copies of all relevant portions of relevant Tax Returns, together with all relevant portions of relevant accompanying schedules and relevant work papers, relevant documents relating to rulings or other determinations by taxing authorities and relevant records concerning the ownership and Tax basis of property and other information, which any such party may possess. Each party shall retain all Tax Returns, schedules and work papers, and all material records and other documents relating to Tax matters, of the relevant entities for their respective Tax periods ending on or prior to the Closing Date until the later of (x) the expiration of the statute of limitations for the Tax periods to which the Tax Returns and other documents relate, or (y) eight (8) years following the due date (without extension) for such Tax Returns. Thereafter, the party holding such Tax Returns or other documents may dispose of them after offering the other party reasonable notice and opportunity to take possession of such Tax Returns and other documents at such other party’s own expense. Each party shall make its employees reasonably available on a mutually convenient basis at its cost to provide explanation of any documents or information so provided.

     7.9 Tax Sharing Agreements. Anything in any other agreement to the contrary notwithstanding, all liabilities, obligations and rights between any member of the Parent

Group, on the one hand, and any of the Transferred Companies or their respective Subsidiaries, on the other hand, under any Tax allocation or Tax sharing agreement in effect prior to the Closing Date (other than this Agreement) shall cease and terminate as of the Closing Date as to all past, present and future taxable periods.

     7.10 Parent Covenants. Parent shall cause the Coop to make patronage dividends (within the meaning of Section 1388(a) of the Code) prior to the Closing Date in amounts such that the taxable income of the Coop for its taxable year 2006 (the “2006 Coop Dividend”) does not exceed $500,000 and for the portion of its 2007 taxable year ending on the Closing Date (the “2007 Coop Dividend”) does not exceed $2 million (determined (x) assuming that the 2007 taxable year of the Coop actually closed on the Closing Date, (y) using an interim closing of the books as of the close of the Closing Date, and (z) assuming that after the Closing Date the Coop will not make any patronage dividends or other distributions).

     7.11 Survival; Certain Tax Returns. (a) The representations and warranties contained in Section 3.13 shall not survive the Closing.

     (b) Notwithstanding Sections 5.4(a)(7), 7.4 and 7.7, (i) Parent shall be permitted to cause any Transferred Company or Subsidiary thereof that has previously been included on a Combined Tax Return in a particular State or locality to stop reporting its Income Taxes on a Combined Tax Return in such State or locality (a “Combined to Separate Change”), which for the avoidance of doubt may result in some or all of the Transferred Companies and their Subsidiaries filing on a combined or unitary basis with one another, (ii) if Parent decides to cause a Combined to Separate Change, then Purchaser shall, or shall cause such Transferred Company or Subsidiary thereof to, prepare Tax Returns of such Transferred Company or Subsidiary thereof consistent with such decision, (iii) Parent shall be permitted to cause Cox Lumber Co. to file an election to change its accounting method from LIFO to FIFO consistent with book-tax conformity pursuant to Section 472 of the Code (a “Cox LIFO Change”) and (iv) if Parent decides to cause a Cox LIFO Change, then Purchaser shall cause Cox Lumber Co. to prepare Tax Returns consistent with such decision.

     7.12 Tax Treatment of Payments. Parent, Purchaser, the Transferred Companies and their respective Subsidiaries and their respective Affiliates shall treat any and all payments under this Article VII, Article X and Section 2.4(f) as an adjustment to the Purchase Price for Tax purposes unless they are required to treat such payments otherwise by applicable Tax laws.

     7.13 Section 338 Elections. Purchaser shall not make any election under Section 338 of the Code with respect to the acquisition of any Transferred Company or any of its Subsidiaries.

     7.14 Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, Purchaser shall pay, when due, and be responsible for, any sales Tax, use Tax, transfer Tax, documentary stamp Tax, value added Tax or similar Taxes and related fees imposed on the sale or transfer of the Shares pursuant to this Agreement or the entering into of this Agreement (“Transfer Taxes”). Purchaser and Parent shall jointly prepare and file all Tax Returns with respect to such Transfer Taxes.

     7.15 Purchaser Covenant. Except in the case of any action taken in compliance with Section 5.3(c), Purchaser shall indemnify Parent for any Taxes up to $7.5 million in the aggregate resulting from any Specified Actions undertaken by Purchaser (or any direct or indirect successor, transferee or assignee of Purchaser) on and prior to January 27, 2008 (if the Closing Date is on or before January 27, 2008) and on and prior to February 1, 2009 (if the Closing Date is after January 27, 2008 but on or before February 1, 2009). “Specified Actions” are any actions that cause or permit Supply Canada to (a) declare or pay any dividend, or enter into any transaction or take any action that would be considered for U.S. federal income Tax purposes to constitute the declaration or payment of a dividend by Supply Canada, including, without limitation, pursuant to Section 304 of the Code, or (b) enter into any transaction or take any action (in each case, other than in the ordinary course of business) that otherwise would result in the diminution of the foreign tax credits that, absent any such transaction, may be claimed by Parent or any of its Affiliates or on a Combined Tax Return in respect of their U.S. federal income Tax liability, including (i) any transaction (other than in the ordinary course of business) that would result in the increase or diminution of any amount of earnings and profits of Supply Canada for U.S. federal income Tax purposes for periods through the end of any such fiscal year, (ii) any loss carryback or loss surrender or other action not in the ordinary course of business that would reduce the amount of creditable Taxes paid or deemed paid by Supply Canada for any such period or (iii) any transaction (other than in the ordinary course of business) that would give rise to subpart F income, within the meaning of Code Section 952(a). For avoidance of doubt, nothing in this Section 7.15 shall prevent Purchaser (or require Purchaser to indemnify Parent pursuant to this Section 7.15) from carrying out its intent to merge with and into HD Supply, Inc. (with HD Supply, Inc. surviving) after the Closing (the “Merger”).

     7.16 Allocations. The Sellers and the IP Seller, on the one hand, and Purchaser, on the other hand, agree to allocate the purchase price among the Shares and the Transferred IP, and the covenant specified in Section 5.15 in accordance with fair market value and shall use reasonable best efforts to agree on a specific allocation among the Shares and the Transferred IP within 120 days after the Closing Date. If the Sellers, the IP Seller and the Purchaser fail to agree to such allocation within such 120 days, the allocation shall be determined, in accordance with fair market value, by an independent appraisal firm selected by and reasonably acceptable to each of the Sellers, the IP Seller and the Purchaser. One-half of the fees and expenses of such appraisal firm shall be paid by the Sellers and the IP Seller and one-half of such fees and expenses shall be paid by Purchaser. The parties hereto covenant and agree that the allocation of the purchase price as agreed upon by the Sellers, the IP Seller and the Purchaser or as determined by the appraisal firm (the “Allocation”) shall be conclusive and final for all purposes of this Agreement. Sellers and Purchaser shall each report the federal, state and local income and other Tax consequences of the transactions contemplated by this Agreement in a manner consistent with the Allocation and shall take no Tax position inconsistent therewith, except as may be required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or similar provision of State, local or foreign Tax law).

     7.17 Successors. For purposes of this Article VII, a Transferred Company and any Subsidiary thereof shall include any predecessor entity of such Person.

     7.18 Effectiveness of Article VII. None of the provisions of this Article VII (other than Section 7.11(b) as it applies to Parent, 7.13, 7.14 and Parent’s obligations under Sections 7.4(a), 7.9 and 7.10) shall apply until after the Closing.

ARTICLE VIII

CONDITIONS TO OBLIGATIONS TO CLOSE

     8.1 Conditions to Obligation of Each Party to Close. The respective obligations of each party to effect the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver at or prior to the Closing Date of the following conditions:

     (a) HSR Act. Any waiting period (and any extension thereof) applicable to the consummation of the Sale under the HSR Act shall have expired or been terminated.

     (b) Competition Act. Any waiting period applicable to the consummation of the Sale under the Competition Act shall have expired or been terminated, or the consummation of the Sale shall be exempt from notification under the Competition Act.

     (c) No Injunctions. No injunction, judgment, decree or other order (an “Order”) issued by any court of competent jurisdiction shall have been entered and remain in effect which prevents the consummation of the Sale.

     (d) No Illegality. No statute, rule or regulation of a Governmental Entity shall have been enacted, entered, promulgated or issued and remain in effect that prohibits or makes illegal consummation of the Sale.

     8.2 Conditions to Purchaser’s Obligation to Close. Purchaser’s obligation to effect the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver on or prior to the Closing Date of all of the following conditions:

     (a) Representations and Warranties. (i) The representations and warranties of Parent and the Sellers set forth in this Agreement that are qualified by Material Adverse Effect shall be true and correct, and (ii) the representations and warranties of Parent and the Sellers set forth in this Agreement that are not so qualified shall be true and correct, without giving effect to any limitation as to "materiality," except where the failure of any such representation or warranty to be so true and correct would not constitute a Material Adverse Effect, in each of cases (i) and (ii), as of the Closing Date as if made on and as of the Closing Date (except to the extent that any such representation or warranty, by its terms, is expressly limited to a specific date, in which case, as of such specific date). The representation and warranty of Parent and the Sellers set forth in Section 3.7(i) shall be true and correct in all respects as of the Closing Date as if made on and as of the Closing Date.

     (b) Covenants and Agreements. The covenants and agreements of Parent and the Sellers to be performed on or before the Closing Date in accordance with this Agreement shall have been duly performed in all material respects, except that the covenants set forth in Sections 5.7, 5.8(a) and 5.13 shall have been performed in all respects (other than, in the case of

Section 5.13, with respect to Debt in de minimis amounts or for which the Transferred Companies have retained and set aside cash in an equivalent amount of such Debt).

     (c) Officer’s Certificate. Purchaser shall have received a certificate, dated as of the Closing Date and signed on behalf of Parent by an executive officer of Parent, stating that the conditions specified in Sections 8.2(a), 8.2(b) and 8.2(c) have been satisfied.

     (d) FIRPTA Certificate. Purchaser shall have received affidavits or certifications of non-foreign status in form and substance reasonably satisfactory to Purchaser as are necessary to exempt the transactions contemplated by this Agreement from the provisions of Section 1445 of the Code.

     8.3 Conditions to Parent’s and the Sellers’ Obligation to Close. The obligations of Parent and the Sellers to effect the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver on or prior to the Closing Date of all of the following conditions:

     (a) Representations and Warranties. The representations and warranties of Purchaser set forth in this Agreement shall be true and correct in all respects (disregarding for such purpose any limitations or qualifications as to “materiality,” “Material Adverse Effect,” or similar qualifications set forth therein), as of the Closing Date as if made on and as of the Closing Date (except to the extent that any such representation or warranty, by its terms, is expressly limited to a specific date, in which case, as of such specific date), except where the failure of such representations and warranties to be so true and correct would not result in a Purchaser Material Adverse Effect.

     (b) Covenants and Agreements. The covenants and agreements of Purchaser to be performed on or before the Closing Date in accordance with this Agreement shall have been duly performed in all material respects.

     (c) Officer’s Certificate. Parent shall have received a certificate, dated as of the Closing Date and signed on behalf of Purchaser by an executive officer of Purchaser, stating that the conditions specified in Section 8.3(a) and Section 8.3(b) have been satisfied.

ARTICLE IX TERMINATION

     9.1 Termination. This Agreement may be terminated at any time prior to the Closing:

     (a) by mutual written consent of Parent and Purchaser;

     (b) by either Parent or Purchaser, if:

          (1) the Closing shall not have occurred on or before six (6) months after the date hereof (the “Outside Date”); provided, however, that (i) either Parent or Purchaser shall have the option to extend the Outside Date on one or more occasions for an additional period of time not to exceed nine (9) months in the aggregate after the date hereof if all other conditions to consummation of the transactions contemplated by this Agreement are satisfied or capable of then being satisfied, and the sole reason that such transactions have not been consummated by such date is that one or more conditions set forth in Section 8.1 have not been satisfied, and (ii) the right to terminate this Agreement under this Section 9.1(b)(1) shall not be available to any party to this Agreement whose failure or whose Affiliate’s failure to perform in any material respect any covenant or obligation under this Agreement has been the cause of or has resulted in the failure of the transactions contemplated by this Agreement to occur on or before such date;

          (2) the other party shall have breached or failed to perform in any material respect any of its respective representations, warranties, covenants or other agreements contained in this Agreement, and such breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 8.2(a), 8.2(b), 8.3(a) or 8.3(b), as applicable, and (ii) cannot be or has not been cured prior to the earlier of (A) the Business Day prior to the Outside Date or (B) the date that is sixty (60) days from the date that Purchaser or Parent, as applicable, is notified by the other of such breach or failure to perform; provided, however, that the right to terminate this Agreement under this Section 9.1(b)(2) shall not be available to any party hereto that shall have breached or failed to perform in any material respect any covenant or obligation under Agreement where such breach or failure to perform would give rise to the failure of a condition set forth in Section 8.2(a), 8.2(b), 8.3(a) or 8.3(b), as applicable; or

          (3) if any Order permanently restrains, enjoins or prohibits or makes illegal the consummation of the transactions contemplated by this Agreement, and such Order becomes effective (and final and nonappealable).

     9.2 Notice of Termination. In the event of termination of this Agreement by either or both of Parent and Purchaser pursuant to Section 9.1, written notice of such termination shall be given by the terminating party to the other party to this Agreement.

     9.3 Effect of Termination. (a) In the event of termination of this Agreement by either or both of Parent and Purchaser pursuant to Section 9.1, this Agreement shall terminate and become void and have no effect, and there shall be no liability on the part of any party to this Agreement, except that the provisions of Sections 5.2 and 9.3 and Article XI shall survive any such termination; provided, however, that, subject to Section 11.11, nothing in this Agreement shall relieve either party hereto from liability for (i) failure to perform the obligations set forth in Section 5.2 or (ii) any fraud or willful breach of this Agreement or willful failure to perform its obligations under the Agreement.

     (b) If this Agreement is terminated (i) by either Parent or Purchaser pursuant to Section 9.1(b)(1) and at the time of such termination the conditions set forth in Sections 8.1(a), 8.1(b) or, with respect to Orders relating to or in connection with violations or alleged violations of, antitrust, trade regulation or competition Laws, Section 8.1(c), have not been satisfied and all of the other conditions to Closing set forth in Sections 8.1 and 8.2 are satisfied (other than those which by their terms are not capable of being satisfied until the Closing Date), (ii) by Parent pursuant to Section 9.1(b)(2), or (iii) as a result of Purchaser's breach of its obligation to effect the Closing as required by Section 2.3 (including because of the failure to receive the proceeds from the Financing or to have received the proceeds of any alternative financing), then Purchaser shall pay or cause to be paid to Parent a termination fee in the amount of $309,750,000 (the “Termination Fee”) in immediately available funds as promptly as reasonably practicable (and in any event within two (2) Business Days following such termination), by wire transfer of same day funds. The payment of the Termination Fee shall be supported by the Guarantees.

ARTICLE X INDEMNIFICATION

     10.1 Indemnification by Purchaser. From and after the Closing Date, except as set forth in Section 10.2(iii), Purchaser and the Transferred Companies shall indemnify and hold harmless Parent and its Affiliates, each of their respective directors, officers, employees, agents and representatives, and each of the heirs, executors, successors and assigns of any of the foregoing (the “Parent Indemnified Parties”) from and against (i) any and all Losses (other than Losses arising in respect of Parent Taxes) to the extent relating to, arising out of or in connection with any of the businesses, properties, assets, liabilities, operations or activities of any Transferred Company or any of its Affiliates (including any predecessor of such Transferred Company or any of its Affiliates, and any former business, property, asset, liability, operation, activity or Subsidiary of any of the foregoing), heretofore, currently or hereafter owned or conducted, as the case may be (including any Losses to the extent relating to, arising out of or in connection with the Parent Indemnified Parties seeking indemnification hereunder); including all such Losses to the extent relating to, arising out of, or in connection with workers’ compensation claims and all other such claims relating to occupational illnesses and injuries incurred before the Closing (regardless of when such claims are reported) and (ii) any Losses (other than Losses arising in respect of Parent Taxes) to the extent relating to, arising out of or in connection with any of the matters listed on Section 10.1 of the Parent Disclosure Schedule.

     10.2 Indemnification by Parent. From and after the Closing Date, Parent shall indemnify and hold harmless Purchaser and its Affiliates, each of their respective directors, officers, employees, agents and representatives, and each of the heirs, executors, successors and assigns of any of the foregoing (the “Purchaser Indemnified Parties,” and together with the Parent Indemnified Parties, the “Indemnified Parties”) from and against (i) any and all Losses to the extent relating to, arising out of or in connection with any of the businesses, properties, assets, liabilities, operations or activities of Parent or any of its Affiliates other than the Transferred Companies and their Subsidiaries and the Transferred IP (including any predecessor of Parent or any such Affiliate, and any former business, property, asset, liability, operation, activity or Subsidiary of any of the foregoing other than any predecessor of any of the Transferred Companies or any of their Affiliates), heretofore, currently or hereafter owned or conducted, as the case may be (including any Losses to the extent relating to, arising out of or in connection with the Purchaser Indemnified Parties seeking indemnification hereunder);and (ii) any and all Losses (other than Taxes) to the extent relating to, arising out of or in connection with (x) Parent’s obligations pursuant to Section 5.14 or (y) the matters listed on Section 10.2 of the Parent Disclosure Schedule.

     10.3 Third-Party Claims. If a claim by a third party is made against an Indemnified Party, such Indemnified Party shall promptly notify Purchaser or Parent, whichever is the party with respect to which a request for indemnification may be made (the “Indemnifying Party”) of such claim. The failure to provide such notice shall not result in a waiver of any right to indemnification hereunder except to the extent that the Indemnifying Party is actually materially prejudiced by such failure. The Indemnifying Party shall have fifteen (15) days after receipt of such notice to elect to undertake, conduct and control, through counsel of its own choosing and at its own expense, the settlement or defense thereof (provided that contemporaneously with so assuming the settlement or defense the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party in respect of such claim), and the Indemnified Party shall cooperate with the Indemnifying Party in connection therewith. Notwithstanding the foregoing, an Indemnified Party shall have the right to employ separate counsel at the Indemnifying Party’s expense if (a) the Indemnifying Party fails to acknowledge in writing its obligation to indemnify the Indemnified Party in respect of such claim within thirty (30) days of the receipt of such notice, (b) the Indemnifying Party fails to employ counsel reasonably satisfactory to the Indemnified Party, (c) the Indemnifying Party fails to diligently prosecute the defense of any such claims or (d) such Indemnified Party shall have been advised that a conflict of interest may exist if the same counsel were to represent such Indemnified Party and the Indemnifying Party. The Indemnified Party shall not pay or settle any claim without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld). The Indemnifying Party shall not, except with the consent of the Indemnified Party, enter into any settlement that does not include as an unconditional term thereof the giving by the person or persons asserting such claim to all Indemnified Parties of unconditional release from all liability with respect to such claim or consent to entry of any judgment or that imposes injunctive or equitable relief.

     10.4 Insurance. In furtherance and not in limitation of Section 10.1, from and after the Closing Date, with respect to any Action relating to the operations of the Business prior to the Closing for which Parent has conducted and controlled the settlement or defense (“Potentially Insured Claims”), and for which insurance policies with insurance providers unaffiliated with Parent or its Affiliates ("Third Party Insurance") is potentially available, the Transferred Companies and their respective Subsidiaries shall have access to such Third Party Insurance and Parent or its Affiliates shall promptly pay to Purchaser any proceeds received by Parent or its Affiliates from such insurance providers from Third Party Insurance with respect to such Potentially Insured Claim. Parent shall conduct and control the settlement or defense of any Potentially Insured Claim in reasonable consultation with Purchaser and shall take such reasonable actions requested by Purchaser to facilitate Purchaser’s access to Third Party Insurance, and Purchaser shall pay the costs of such settlement or defense.

ARTICLE XI

GENERAL PROVISIONS

     11.1 No Survival of Representations, Warranties, Covenants and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Closing Date or upon the termination of this Agreement pursuant to Section 9.1, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Closing Date.

     11.2 Interpretation; Absence of Presumption. (a) For the purposes of this Agreement, (i) “to the knowledge of Parent” and other similar terms shall mean the actual knowledge, without independent investigation, of the individuals identified in Section 11.2 of the Parent Disclosure Schedule and (ii) “to the knowledge of Purchaser” and other similar terms shall mean the actual knowledge, without independent investigation, of the individuals identified in Section 11.2 of the Purchaser Disclosure Schedule. It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Parent Disclosure Schedule is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and no party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Parent Disclosure Schedule in any dispute or controversy between the parties as to whether any obligation, item or matter not described in this Agreement or included in the Parent Disclosure Schedule is or is not material for purposes of this Agreement.

     (b) For the purposes of this Agreement, (i) words in the singular shall be held to include the plural and vice versa as the context requires; (ii) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including Ancillary Agreements and all of the Exhibits and Schedules) and not to any particular provision of this Agreement, and Article, Section, clause, paragraph and Exhibit references are to the Articles, Sections, clauses, paragraphs and Exhibits to this Agreement unless otherwise specified; (iii) the word “including” and words of similar import when used in this Agreement shall mean “including without limitation” unless the context otherwise requires or unless otherwise specified; (iv) the word “or” shall not be exclusive; (v) provisions shall apply, when appropriate, to successive events and transactions; (vi) all references to any period of days shall be deemed to be to the relevant number of calendar days unless otherwise specified; (vii) any reference to any Law shall include any amendments, modifications, codifications, replacements and reenactments and shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise; (viii) all references to dollar amounts shall be to U.S. Dollars unless otherwise specified; (ix) any references to any agreement, document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof; and (x) with respect to any determination of any period of time, “from” means “from and including” and “to” means “to but excluding.”

     (c) The parties acknowledge that each party and its counsel have reviewed and revised this Agreement and the Ancillary Agreements and that no rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall be employed in the interpretation of this Agreement or the Ancillary Agreements.

     (d) Any disclosure with respect to a Section or schedule of this Agreement, including any Section of the Parent Disclosure Schedule or the Purchaser Disclosure Schedule, shall be deemed to be disclosed for other Sections and schedules of this Agreement, including any Section of the Parent Disclosure Schedule or Purchaser Disclosure Schedule, to the extent that the relevance of such disclosure would be reasonably apparent to a reader of such disclosure.

     11.3 Headings; Definitions. The section and article headings contained in this Agreement are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement.

     11.4 Governing Law; Jurisdiction and Forum; Waiver of Jury Trial. (a) This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts executed and to be performed wholly within such State and without reference to the choice-of-law principles that would result in the application of the laws of a different jurisdiction.

     (b) Each party to this Agreement irrevocably submits to the jurisdiction of any state or federal court in Delaware any Action arising out of or relating to this Agreement, and hereby irrevocably agrees that all claims in respect of such Action may be heard and determined in such Delaware state or federal court. Each party to this Agreement hereby irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Action. The parties further agree, to the extent permitted by Law, that final and unappealable judgment against any of them in any Action contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified copy of which shall be conclusive evidence of the fact and amount of such judgment.

     (c) EACH PARTY TO THIS AGREEMENT WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST THE OTHER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THE ADMINISTRATION THEREOF OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY RELATED INSTRUMENTS OR THE RELATIONSHIP BETWEEN THE PARTIES. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR INSTRUMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 11.4. NO

PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

     11.5 Entire Agreement; No Third Party Beneficiaries. This Agreement, together with the Ancillary Agreements and the Exhibits and Schedules hereto and the Confidentiality Agreements (i) constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede any prior discussion, correspondence, negotiation, proposed term sheet, agreement, understanding or arrangement and there are no agreements, understandings, representations or warranties between the parties other than those set forth or referred to in this Agreement, and (ii) except for Sections 10.1 and 10.2, which are intended to benefit, and to be enforceable by, the Parent Indemnified Parties and the Purchaser Indemnified Parties, as the case may be, this Agreement is not intended to confer in or on behalf of any Person not a party to this Agreement (and their successors and assigns) any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof.

     11.6 Expenses. Except as set forth in this Agreement, whether the transactions contemplated by this Agreement are consummated or not, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses unless expressly otherwise contemplated in this Agreement; provided, however, that the expenses of the Transferred Companies and their respective Subsidiaries in connection with seeking consents and approvals required pursuant to this Agreement shall be borne by Purchaser.

     11.7 Notices. All notices and other communications to be given to any party hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered by hand, courier or overnight delivery service, or three (3) days after being mailed by certified or registered mail, return receipt requested, with appropriate postage prepaid, or when received in the form of a facsimile (receipt confirmation requested), and shall be directed to the address set forth below (or at such other address or facsimile number as such party shall designate by like notice):

(a) If to Parent:

The Home Depot, Inc.
Legal Department
Mergers and Acquisitions
Building C-20
2455 Paces Ferry Road
Atlanta, GA 30339
Attention: L. Briley Brisendine, Jr.
Fax No: (770) 384-2739

with a copy to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention: David M. Silk, Esq.
Fax No: (212) 403-2000

(b) If to Purchaser:

Pro Acquistion Corporation
c/o Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022-3904
Attention: Paul S. Bird, Esq.
Fax No: (212) 909-6836

with a copy to:

Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
Attention: Paul S. Bird, Esq.
Fax No: (212) 909-6836

     11.8 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties to this Agreement and their respective successors and assigns; provided, however, that no party to this Agreement may directly or indirectly assign any or all of its rights or delegate any or all of its obligations under this Agreement without the express prior written consent of each other party to this Agreement, except that (i) Parent may assign its benefits under this Agreement to any Affiliate of Parent and (ii) Purchaser may assign all or a portion of its rights and obligations under this Agreement (x) to one or more Affiliates of Purchaser and (y) to any lender in connection with the Debt Financing or any alternative financing, but no such assignment shall relieve Parent or Purchaser of its obligations or liabilities under this Agreement.

     11.9 Amendments and Waivers. This Agreement may not be modified or amended except by an instrument or instruments in writing signed by the party against whom enforcement of any such modification or amendment is sought. Either party to this Agreement may, only by an instrument in writing, waive compliance by the other parties to this Agreement with any term or provision of this Agreement on the part of such other parties to this Agreement to be performed or complied with. The waiver by any party to this Agreement of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach.

     11.10 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this

Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

     11.11 Specific Performance. The parties agree that irreparable damage would occur in the event that Parent, Sellers and IP Seller fail to consummate the transactions contemplated by this Agreement in accordance with the terms of this Agreement and that Purchaser shall be entitled to specific performance in such event, in addition to any other remedy at Law or in equity. The parties agree that, prior to the Closing, Parent, Sellers and IP Seller shall not be entitled to an injunction or injunctions to prevent breaches of this Agreement by Purchaser (except in the case of a breach by Purchaser of either Section 5.2 or 5.6) or to enforce specifically the terms and provisions of this Agreement and that Parent’s, Sellers’ and IP Seller’s sole and exclusive remedies with respect to any such breach shall be the remedies set forth in this Section 11.11 and Section 9.3(b). If this Agreement is terminated pursuant to Section 9.1, to the extent that, prior to the Closing, Parent, Sellers and/or IP Seller have incurred any Losses under this Agreement, (i) the maximum aggregate liability of Purchaser for such Losses shall be limited to, and in no event exceed, $309,750,000 in the aggregate (including the payment of any Termination Fee) and (ii) Parent, Sellers and the IP Seller shall not seek to recover any money damages in excess of such amount from Purchaser or the Equity Investors in connection therewith. The maximum liability of each Equity Investor, directly or indirectly, shall be limited to the express obligations of such Equity Investor under such Equity Investor’s Guarantee, which obligations shall terminate at the Closing, and in no event shall any Representative of Purchaser (as defined in the Guarantees) have any liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby. Except in the case of an intentional and material breach by Parent or the Sellers of any covenant in this Agreement, if this Agreement is terminated pursuant to Section 9.1, to the extent that, prior to the Closing, Purchaser has incurred any Losses under this Agreement (i) the maximum aggregate liability of Parent, Sellers and the IP Seller for such Losses shall be limited to, and in no event exceed, $309,750,000 in the aggregate, (ii) Purchaser shall not seek to recover any money damages in excess of such amount from Parent, Sellers and the IP Seller in connection therewith, and (iii) in no event shall any Representative of Parent, Sellers or the IP Seller have any liability or obligation relating to or arising out of this Agreement on the transactions contemplated hereby.

     11.12 No Admission. Nothing herein shall be deemed an admission by Parent or any of its respective Affiliates, in any action or proceeding by or on behalf of a third party, that such third party is or is not in breach or violation of, or in default in, the performance or observance of any term or provisions of any contract.

     11.13 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

[Remainder of page left intentionally blank]

     IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the parties as of the day first above written.

THE HOME DEPOT, INC.

By: /s/ Carol Tomé

Name:
Title:

THD HOLDINGS, LLC

By: /s/ Carol Tomé

Name:
Title:

HOME DEPOT INTERNATIONAL, INC.

By: /s/ Carol Tomé

Name:
Title:

HOMER TLC, INC.

By: /s/ Carol Tomé

Name:
Title:

PRO ACQUISITION CORPORATION

By: /s/ David A. Novak

Name:
Title:

[Signature Page to Purchase and Sale Agreement]